QUALSTAR®

► Annual Report 2001



WE HOLD THE WORLD'S RECORDS

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December 1, 2001

Dear Shareholders:

On June 30, 2001, Qualstar completed its seventeenth year of operations and its first full year as a publicly traded company. Revenues were the highest in our history. The year can be generally characterized as one of good growth during the first half, followed by a reduced, but steady business level in the second half.

Revenues were $51.6 million during the fiscal year ended June 30, 2001, up from $49.4 million in the prior year. Net income totaled $6.7 million, down from $7.8 million last year. Our lower net income, compared to the prior year, resulted primarily from the establishment of a $1.1 million charge to reflect the impairment of an equity investment. During the year, we maintained positive cash flow.

This past year has been one of challenges, successes, innovation and investment. During the year, we relocated the company to a new facility in Simi Valley, California. This new plant has more than doubled our manufacturing capacity and has allowed us to operate more efficiently.

Early in the year, we introduced a series of libraries ranging from 11 to 264 tapes utilizing the new Linear Tape Open (LTO) standard. The TLS-8000 series had good market acceptance and continues to meet our expectations.

A significant challenge arose in the second half of fiscal 2001. A softening business climate caused a number of customers to postpone the purchase of new storage systems. In response, we continued to build our sales network by opening new offices in San Diego and New England. We also established a telemarketing group to identify new customers and put them in touch with our resellers.

During fiscal 2001, we developed the first member of our RLS series of tape libraries. The RLS-4221 is our first product offering in the $1.0 billion worldwide rack-mountable library marketplace. As with all of our tape libraries, the RLS series will support all three of today's most popular cartridge tape formats, including Advanced Intelligent Tape (AIT), SuperDLT and LTO. Depending on the number of tape cartridges and tape format selected, the RLS tape libraries will offer up to 7.5 terabytes native (over 19 terabytes using advanced compression technology) storage capacity in only 8 ¾ inches of rack space. We expect to begin evaluation shipments of the RLS-4221 during the first calendar quarter of 2002.

In closing, I would like to thank all of our employees, partners, vendors, customers and our shareholders who have contributed to our success in 2001.

Sincerely,

William J. Gervais
President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30083

QUALSTAR CORPORATION

Incorporated under the laws of the State of California	(I.R.S. Employer Identification No.) 95-3927330

3990-B Heritage Oak Court
Simi Valley, CA 93063
(805) 583-7744

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

As of September 26, 2001, the aggregate market value of the common equity held by non-affiliates of the registrant was approximately $35,464,584.

The total shares of common stock without par value outstanding at September 26, 2001 is 12,600,751.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K is incorporated by reference from the registrant's definitive proxy statement for its annual meeting of shareholders, which will be filed with the Commission on or before October 29, 2001.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements inherently are subject to risks and uncertainties, some of which we cannot predict or quantify. Our actual results may differ materially from the results projected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "ITEM 1—Business," including the section therein entitled "Risk Factors," and in "ITEM 7—Management's Discussion and Analysis of Financial Condition and Results of Operations." You generally can identify forward-looking statements by the use of forward-looking terminology such as "believes," "may," "will," "expects," "intends," "estimates," "anticipates," "plans," "seeks," or "continues," or the negative thereof or variations thereon or similar terminology.

PART I

Item 1. Business

Introduction

We design, develop, manufacture and sell automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. Tape libraries consist of cartridge tape drives, storage arrays of tape cartridges and robotics to move the tape cartridges from their storage locations to the tape drives under software control. Our tape libraries provide storage solutions for organizations requiring backup, recovery and archival storage of critical electronic information. Our tape libraries also can provide near-online storage as an alternative to disk drives. Our products are compatible with commonly used network operating systems, including UNIX, Windows NT, NetWare and Linux. Our tape libraries also are compatible with a wide range of storage management software packages, such as those supplied by Computer Associates, Legato, Tivioli and Veritas. We offer tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, quarter-inch cartridge, and LTO tape drives and media.

We sell our tape libraries worldwide, primarily to value added resellers and original equipment manufacturers. These customers integrate our products with software from third party vendors to provide storage solutions, which they in turn resell to end users. We custom configure each of our libraries based on each customer's individual requirements, with a normal delivery time of one to three working days. This rapid fulfillment of customer orders allows our resellers to minimize their inventory levels and allows us to compete effectively with the industrial distribution channels used by our competitors.

Our six senior operations executives have worked in the computer and data storage industries for an average of more than 30 years each. Based on this experience, we have the ability to bring new products to market in response to changing market conditions and new opportunities as they arise.

Qualstar was incorporated in California in 1984 to develop and manufacture IBM compatible 9-track reel-to-reel tape drives for the personal computer and workstation marketplace. In 1995, we entered the tape automation market with a series of tape libraries incorporating 8mm tape drives. Since that time, we have introduced a succession of tape library models designed to work with other tape drive technologies and tape media formats. Automated tape libraries and related products, such as tape drives and tape media, represented approximately 85.5% of revenues in fiscal 2000, and approximately 89.3% of revenues for fiscal 2001. Sales of 9-track tape drives, services and other products accounted for the balance of our revenues.

Industry Background

Storing, managing and protecting data has become critical to the operation of many enterprises as the world economy becomes increasingly information dependent.

The data storage industry is growing in response to the increase in the amount of data that is generated and must be preserved. The amount of data has been increasing due to the growth in the number of computers, the number, size and complexity of computer networks and software applications, and the emergence of new applications such as image processing, e-commerce, Internet services, medical, video and motion picture image storage, and other multi-media applications. In addition, businesses continue to generate increasing amounts of traditional business information with respect to their products, customers and financial information. This increase in the amount of data that is generated stimulates increases in the demand for data storage and the management of this data.

Factors Driving Growth in Data

The following factors are contributing to the growth in data storage:

- *Increased demand from Internet and e-commerce businesses.* The growth in the Internet and e-commerce has created businesses that depend on the creation, access and archival storage of data. We believe that the need to utilize databases will continue to grow as individuals and businesses increase their reliance on the Internet for communications, commerce and data retrieval.
- *Growth in new types of data.* The growth in data is being fueled not only by the increase in information but also in the types of stored data. For example, storage of graphics, audio and MP3, video, medical and security images, and multi-media uses such as video on demand, require far greater storage capacity than text and financial data.
- *Growth in the critical importance of data.* Corporate databases contain useful information about customer records, order patterns and other factors that can be analyzed and transformed into a valuable asset and a competitive advantage. The ability to efficiently store, manage and protect this information is important to the value and success of many businesses. The usefulness of past and present data is further enhanced by new sophisticated data mining software applications that can access and analyze large databases.
- *Growth in network server computing applications and data.* The use of server-based computer networks has shifted critical information and applications to network servers in order to allow more people to gain access to stored data as well as to create new data. As the speed of network computing has increased, numerous new applications have become feasible such as computer fax, e-mail and voicemail, all of which generate progressively more data. Organizations increasingly are aware of the need to protect this data as networks become a mission-critical element of many operations.
- *Decrease in the costs of storing data.* The costs of data storage have decreased with advances in technology and improved manufacturing processes. We expect these costs to continue to decrease. Decreases in costs not only encourage the storage of more data, but also make it more cost effective to add storage capacity rather than to remove old data, contributing to greater storage demand for data which in the past may have been purged periodically.

Advances in Storage Management Technologies

The growth in data and need for storage is contributing to an evolution in traditional storage solutions. New open standard technologies are designed to provide high-speed connectivity for data-intensive applications across multiple operating systems, including UNIX, Windows NT, NetWare and Linux. These new methods of storage and data management technologies include the following:

- *Fibre Channel.* Fibre Channel is an interface technology based on industry standards for the connection of storage devices to networks. Interface is the term used to describe the electronics, cabling and software used to facilitate communications between devices. With Fibre Channel, users are better able to share stored information with other storage devices and servers over longer distances, with data transfer speeds significantly faster than the most common interface technology in use today, thereby increasing the importance of storage area networks.

- *Storage Area Networks.* Storage area network, or SAN, architecture applies the inherent benefits of a networked approach to data storage applications, which allows data to move efficiently and reliably between multiple storage devices and servers. The benefits of SAN architecture also include increasing the expandability of existing storage solutions and providing a higher level of connectivity than currently exists with traditional technologies. Additionally, SANs are able to provide these benefits across multiple operating systems.
- *Advanced storage management software.* The development of advanced storage management software has led to the use of tape as a lower-cost alternative to disk drives for on-line storage. This software automatically migrates infrequently accessed data to the lower cost storage medium such as a tape library. A user's request for this data at some later date will recall the data automatically from the tape library and put it back on the disk file for user access. This sometimes is referred to as near-online storage. This process reduces the overall storage cost by using the least expensive storage medium to save data that is not expected to be needed on a frequent basis. Advances in storage management software have increased the ability of businesses to store, manage and retrieve important data, which in turn allows businesses to operate more efficiently.
- *Network Attached Storage.* Current storage devices are dependent on a file server for all commands and control. Network attached storage devices give storage devices file server functionality, which allow users to plug a storage library directly into a network without increasing demands on the file server or requiring a separate file server. This allows users to maintain, or even enhance, system performance while saving on both time and cost.
- *Internet-based storage backup.* This solution allows individuals and enterprises to outsource their storage or backup of data on a cost-efficient basis through the services provided by Internet-based storage companies. Increased availability of high bandwidth Internet connections is a key enabler of this approach.

Types of Data Storage

Current non-volatile storage solutions are based primarily on three technologies: magnetic disk, optical disk and magnetic tape. Each of these solutions represents a compromise among a variety of competing factors including capacity, cost, speed, portability and data reliability. Magnetic tapes are removable, which allows them to be transported easily to an off-site location for security or protection from natural disasters. Magnetic and optical disks provide quicker access to stored data and generally are used when speed is important. Less frequently used data often is migrated from magnetic or optical disks to tape storage. Tape libraries provide a near-online solution, where less frequently used data files are stored on tapes instead of on disks.

Tape Libraries and Applications

Automated tape libraries speed the tape loading process, eliminate errors induced by human operators, and enhance security compared to tapes that must be retrieved and loaded manually. Tape libraries also are capable of being operated from a remote location or during off-hours when no attendant is on duty. Automated tape libraries are a key component of a network administrator's overall storage solution.

Tape drives and tape media are two key components of tape libraries. The costs of tape drives and tape media have declined with advances in technology, and we expect this trend to continue. As prices decline, new applications for automated storage become justified, further increasing the number of applications that can benefit from the use of tape libraries. We believe that continued technological improvements in tape drives and tape media will further reduce overall storage costs in the future.

Current and emerging applications for tape libraries include:

- *Automated backup.* Backup is the creation of a duplicate copy of current data for the purpose of recovery in the event the original data is lost or damaged. An automated tape library, in conjunction with storage management software, can backup network data at any time without human intervention.

A library with multiple tape drives can backup data using all of its drives simultaneously, thus significantly speeding up the recording process. Backup tapes can be removed from the library and stored in an off-site location for protection against a physical or natural disaster at the primary site.

- *Archiving.* Archiving is the storage of data for historical purposes. When important information is stored on tape, automated tape libraries, in conjunction with storage management software, can catalog tapes for future retrieval and prevent unauthorized removal or corruption of data by using password or key lock protection. Archival tapes provide a historic record for use in fraud detection, audit, legal and for other purposes. Tape libraries also are used for archiving because of the benefits offered by the tape medium, such as long-term data integrity, resistance to environmental contamination, ease of relocation and low cost.
- *Digital video.* Digital recording of camera images for surveillance and security purposes is beginning to replace traditional analog VHS recording in mid-size to large installations such as airports, retail stores, government facilities and gaming operations. This is a growing and increasingly important market opportunity because tape libraries eliminate the need for operators to load, unload, store and retrieve the vast number of tapes created in these facilities. Library based systems index, store and play back the video images on demand, thereby reducing the recall time and cost of operation significantly when compared to VHS recording and playback devices. Digital recording technology provides enhanced resolution and accommodates the recording of transactional data such as cash register transaction data and credit card data alongside the video image, which is not possible with VHS recording technology.
- *Image management.* Storage-intensive applications such as satellite mapping and medical image management systems are turning to tape libraries because of the cost advantage over traditional storage methods. X-ray images or MRI results, for instance, must frequently be kept on file for years. Tape library storage of a digitized image costs considerably less than storing a film copy, and can be recalled years later with considerably less effort. Additionally, there is a trend to require that these records be kept available for longer periods of time.

Distribution of Tape Library Products

The requirements for storage solutions vary depending on the size of an enterprise, the type of data generated and the amount of data to be stored. With the increased dependence on stored data, most organizations, regardless of their size, have a heightened need for storage solutions that integrate devices such as tape drives, tape libraries and storage management software. Those organizations with sufficient in-house information technology resources can rely on their internal infrastructure and expertise to design, purchase and implement their own storage solutions. These organizations may elect to purchase equipment from distributors or directly from original equipment manufacturers. Many organizations, however, do not have sufficient in-house resources but often have the same need for data storage solutions. These organizations often look to value added resellers to design, supply and install their storage solutions.

Value added resellers develop and install storage solutions for enterprises that face complex storage needs but lack the in-house capability of designing and implementing the proper solution or have chosen to outsource these functions. Typically, the value added reseller will select among a variety of different hardware technologies and storage management software options, as well as provide installation and other services, to deliver a complete storage solution for the end user.

Value added resellers require rapid turnaround of orders, custom configuration of tape libraries, drop shipment to their customer's site, compatibility with multiple tape formats and storage management software, and marketing and technical support. We expect the market segment served by value added resellers to increase as the cost of tape library storage continues to decline and as more organizations choose to outsource their information technology functions.

Original equipment manufacturers generally resell products made by others under their own brand name and typically assume responsibility for product sales, service and support. Original equipment manufacturers enable manufacturers, such as Qualstar, to reach end users not served by other reseller distribution channels and to serve select vertical markets where specific original equipment manufacturers have exceptional strength. Original equipment manufacturers require special services such as product configuration control, extensive qualification testing, custom colors and private labeling.

Our Solution

We offer storage solutions that respond to the growing data management challenges facing businesses today, while addressing the unique needs of value added resellers and original equipment manufacturers.

We believe that high product reliability is essential to the end users of our products due to the critical nature of the data that is being stored and the frequent operation of backup systems during hours when personnel may not be available to respond to problems. To address these concerns, we emphasize quality and reliability in the design, assembly and testing of our products. Our tape libraries use a minimum number of moving parts. This approach reduces the potential for product failures, results in products that require little maintenance and simplifies the incorporation of new tape drive technologies.

We have designed our libraries to be placed on the floor or on a table top without the need for a special equipment rack. We believe that this approach provides the lowest cost solution for the largest segment of our customer base.

The technology utilized within automated tape libraries is continuously evolving due to advances in data recording methods, component cost reductions, advances in semiconductor and microprocessor technologies, and a general trend toward miniaturization in the electronics industry. This changing technology requires that we continuously develop and market new products in order to prevent our product lines from becoming obsolete. As an example, we completed development and commenced shipments of our Fibre Channel interface option that converts the internal small computer systems interface on our libraries to an external Fibre Channel interface. The small computer systems interface is an interface standard that provides an industry-wide definition of the interface shared between tape library devices, computer systems, and storage management software.

Our tape libraries are compatible with over 30 third-party storage management software packages, such as those supplied by Computer Associates, Legato, Tivoli and Veritas. Storage management software enables network administrators to allocate the use of storage technologies among user groups or tasks, to manage data from a central location, and to retrieve, transfer and backup data between multiple workstations. We believe that storage management software is a crucial component of any automated storage installation, and the lack of compatibility is a significant barrier to entry for new tape library competitors. To ensure compatibility, our engineers work closely with the application software vendors during product development cycles. We do not have contracts with any application software vendors, nor do we need access to their software code to design our products. We maintain relationships with them by supplying evaluation tape libraries so they can qualify their software to work with our tape libraries and by evaluating their software for compatibility with our tape libraries. We also support our relationships with them by keeping them informed as to current and contemplated changes to our products and by referring business to them when value added resellers or end users inquire about software sources.

We have focused our business primarily on supporting value added resellers and original equipment manufacturers as the most effective and profitable distribution channels for our tape libraries. Our solution is to offer our resellers reliable tape libraries, multiple tape format choices, and more attractive profit opportunities than do other tape library manufacturers. We custom configure each of our libraries based on the resellers' requirements, with a normal delivery time of one to three working days. Our solution for original equipment manufacturers is to offer them control over product design changes, qualification testing, custom colors and private labeling. We believe these factors enhance the resellers' and original equipment manufacturers' ability to sell our products and encourage them to remain loyal to Qualstar.

Strategy

Our goals are to enhance our position as a supplier of automated tape libraries and to increase our market share in each of the tape formats in which we compete. To achieve these goals, we intend to:

- *Offer libraries for multiple tape drive technologies.* We offer tape libraries for a range of tape drive technologies, including Advanced Intelligent Tape, DLT, quarter inch cartridge and Linear Tape Open, or LTO, Ultrium tape media format. By offering products based on multiple tape drive technologies, we reduce our dependence on the success of any single technology and can offer products that target the specific preferences of resellers and their end-user customers.
- *Focus distribution on value added reseller channels.* We sell our products primarily through selected value added resellers who have a strong market presence, have demonstrated the ability to work directly with end users, and who maintain relationships with major vendors of storage management software. Because we market our products primarily through this channel, we have implemented a variety of programs to support and enhance our relationships with our reseller partners. These programs are designed to increase the likelihood of closing a sale and to increase the reseller's profit margins. We intend to increase our marketing resources in support of this distribution channel. We conduct business with our value added resellers on an individual purchase order basis and no long-term commitments are involved. Additionally, there are no exclusive territories assigned to our value added resellers.
- *Maintain and strengthen original equipment manufacturer relationships.* We sell our products to numerous companies under private label or original equipment manufacturer relationships. Original equipment manufacturer sales enable us to reach some end users not served by our value added resellers. The same product characteristics that make our tape libraries attractive to value added resellers also are important to original equipment manufacturers. We will continue to pursue and develop opportunities with original equipment manufacturers. We conduct business with our original equipment manufacturer customers on an individual purchase order basis and no long-term commitments are used.
- *Develop libraries for new tape technologies.* The tape drive industry continuously is developing new technologies. We will continue to monitor new product releases and design new libraries for those technologies that appear promising and meet our standards for capacity, quality and reliability.
- *Increase our rate of innovation.* We plan to increase research and development resources in order to exploit emerging technologies and product opportunities. We intend to continue the expansion of our product lines to incorporate higher capacities and new technologies.

We believe that our experience, efficiency and strict control over the development and manufacturing of new products are key factors in the successful execution of our strategy. We design our tape libraries with a high percentage of common parts, use quality components and minimize the number of moving parts. We utilize proprietary techniques in the design, production and testing of our libraries in order to simplify the manufacturing process and reduce our costs. We produce all of our products at a single facility and control our inventory closely to provide rapid delivery to our customers. These steps allow us to design and bring to market new products rapidly in response to changing technology, and maintain our profitability.

Products

Tape Libraries

We offer a number of tape library families, each capable of incorporating one or more tape drive technologies, as summarized in the following table:

Product Family	Models in Product Family	Type	Tape Drive Technology	Range of Tape Cartridges	Maximum Capacity in Terabytes(1)
TDS-1000(2)	3	QIC	Tandberg SLR50, SLR100	11 to 44	2.2
TLS-4000	12	8MM	Sony AIT, AIT2	12 to 600	30.0
			Erix VXA-1	12 to 360	11.8
			Exabyte Mammoth	12 to 126	2.5
TLS-6000	7	DLT	Quantum DLT-4000, 7000, 8000	10 to 240	9.6
			Quantum SDLT	10 to 240	26.4
			Benchmark DLT-1	10 to 240	9.6
TLS-8000	7	LTO	Ultrium	11 to 264	26.4

(1) A Terabyte is one million megabytes, or one thousand gigabytes. The table shows native capacity and excludes gains from data compression, which can increase capacity by more than 100%.

(2) This is an original equipment manufacturer product and is not sold under the Qualstar brand name.

Each tape library product family includes a number of models that differ in size, storage capacity, price and features. Our libraries are installed in network computing environments ranging from small departmental networks to enterprise-wide networks supporting hundreds of users. We believe that selling products for multiple tape drive technologies insulates us somewhat from the dynamics of the marketplace as various tape standards compete for market share. This helps our products appeal to the broadest possible range of end-user market segments. This wide range of products makes us a one-stop supplier for our value added reseller and original equipment manufacturer customers, enabling them to meet most end-user requirements for a specific tape format. Our wide range of products for competing tape drive technologies also helps to insulate us from the occasional supply shortages from tape drive or tape media manufacturers.

Tape libraries generally contain two or more tape drives and from seven to thousands of tapes. We concentrate our product offerings in the middle segment range of 10 to 600 tapes. We design our tape libraries for continuous, unattended operation. Multiple tape drives allow simultaneous access to different data files by different users on the network, and increase the rate at which data can move on to, out of, or within the network. A library with multiple tape drives can back up data using all drives simultaneously, significantly speeding up the recording process. Within the library, tape cartridges typically are stored in removable magazines, allowing for bulk removal of the tapes. Most of our libraries also offer key features such as barcode readers to scan cartridge labels, and an input/output port for importing and exporting individual tapes under system control. Many of our library models are expandable after installation by increasing the number of tape storage positions. This feature provides the end user with the ability to increase data capacity as storage needs grow.

We offer automated tape libraries with different data storage capacities and data transfer rates. We continue to develop and release new libraries to expand our product offerings to meet the changing demands of the marketplace. In addition, we continue to develop enhancements and improvements for our existing products in order to maintain our competitive position in the marketplace.

Our tape libraries incorporate a number of specialized features that we believe improve reliability, serviceability and performance, including:

- *Rapid tape drive replacement.* We design our libraries so that a tape drive can be replaced in a few moments without special tools. This feature minimizes the off-line time required when a tape drive must be replaced, and frequently avoids the high cost and delays of a service call.
- *Inventory Sentry.* This feature allows the library to be opened to inspect the tape cartridges visually without forcing the unit off-line for an unnecessary inventory cycle of all cartridges.
- *Fibre Channel connectivity.* We offer a Fibre Channel option on most of our models to meet the needs of storage area networks and other high performance applications.
- *Partitioning options.* Partitioning is the segmentation of a single library into multiple units to make several servers operate as though each has exclusive use of a dedicated library. We offer a wide selection of partitioning options for our tape libraries. Partitioning often saves the customer the cost of purchasing multiple small libraries when one larger unit is sufficient.
- *Closed-loop servo control.* Our tape libraries use digital closed-loop servo control for robotic motion to provide precise tape handling. By combining this with an all lead-screw construction, tape motion is smooth, repeatable and highly reliable.
- *Brushless motors.* We use only brushless electric motors in our tape libraries. Motors are a key component in any robotic system. Brushless motors provide longer life and less electrical noise compared to conventional brush-type motors. We build many of our own motors in order to obtain optimum performance, reliability and efficiency.
- *Filtered, positive-pressure air systems.* Our libraries use a filtered, positive-pressure air system to reduce dust substantially and maintain a high level of media integrity. Because the smallest dust particles are capable of causing data errors, maintaining a clean internal environment extends the life and reliability of our libraries.

We design our tape libraries to be placed on the floor or on a table top without the need for a special equipment rack. If requested, we provide our customers with an adapter kit for mounting in a rack. Other manufacturers design libraries primarily for rack-mounting, and supply an adapter for table-top use. We have chosen our approach to distinguish ourselves from many of our competitors. We believe that this approach provides the most convenient and lowest cost solution for the largest segment of our customer base.

Other Products

We have manufactured 9-track auto-loading reel-to-reel tape drives since 1990. These units are compatible with IBM tape format standards and have served over the years as a data interchange medium. Demand for 9-track tape drives has been declining over many years, and we expect overall demand for 9-track tape drives to continue to decline in the future. In addition to our tape libraries and 9-track tape drives, we sell ancillary products such as tape media, tape magazines, host interface adapters, cables, bar code labels and adapters for rack mounting our products.

Sales and Marketing

Sales

We sell our tape library products primarily through value added resellers. Our direct sales force usually will initiate contact with value added resellers who might be likely candidates to sell our tape libraries. We strive to develop relationships with resellers who have expertise in storage management applications, established relationships with end users and the experience to understand and respond to their customers' needs.

We believe that by selling directly to value added resellers, we have an advantage over competitors who force resellers to purchase through distributors and who sometimes sell directly to end users, thereby competing with their own resellers. Some of the advantages of our strategy include the following:

- *Higher profit margins.* By avoiding the extra distribution markup, higher profit margins are available to be shared by both us and the reseller.
- *Custom configurations.* By circumventing the distribution step, we are able to offer custom configurations of our products, such as special paint, private branding and non-standard interface options, on very short notice.
- *Channel conflicts avoided.* We refer all end-user inquiries to our reseller partners. Because they know that we will not sell directly to the end user, there is an attitude of cooperation between the reseller and us. Frequently, our sales representatives make end-user visits with the reseller to answer questions or help close the sale.
- *Credit.* We typically extend credit to resellers if they meet our credit requirements. This is a service not easily obtained from distributors.
- *Rapid delivery.* We generally ship a product to the reseller within one to three working days of confirming an order, rivaling the delivery time of many distributors.

We have relationships with over 130 value added resellers, and approximately 30 independent storage management software vendors. Our sales are made on an individual purchase order basis.

Although we sell our tape libraries primarily to value added resellers, we believe that original equipment manufacturers are important to our business. We strive to work with original equipment manufacturers early in the product development cycle so that we can obtain valuable product development feedback. The sales cycle for original equipment manufacturers generally encompasses six months to one year and involves extensive product and system qualification testing, evaluation, integration and verification. Most of our sales of automated tape libraries to original equipment manufacturers are in the surveillance industry, primarily to Loronix Information Systems, a division of Comverse Technology Inc. Original equipment manufacturers account for the majority of sales of our 9-track tape drives. Original equipment manufacturers typically assume responsibility for product sales, service and support.

Because we rely heavily on the success of our value added reseller and original equipment manufacturer customers, we depend on their ability to market, sell and distribute our products effectively. Our revenues could decline if we fail to execute our distribution strategy successfully or if our value added reseller and original equipment manufacturer customers do not implement their own strategies successfully.

Our sales are spread across a broad customer base, with our largest customer, Loronix Information Systems, a division of Comverse Technology Inc., accounting for 21.7% of revenues in fiscal 2000, and 15.4% of revenues in the year ended June 30, 2001. Stornet, Inc., our largest value added reseller, accounted for 11.5% of our revenues during fiscal 2000 and 13.8% during the year ended June 30, 2001.

Our international sales are directed from our Corporate offices in Simi Valley, California. European and Near and Middle East sales are coordinated through our European sales office in Frankfurt, Germany. All of our international sales are denominated in U.S. dollars. Sales to customers located outside the United States were $7.1 million, or 24.0% of revenues in fiscal 1999, $12.6 million, or 25.8% of revenues in fiscal 2000, and $14.5 million, or 28.2% of revenues for the year ended June 30, 2001.

Marketing

We support our sales efforts with a broad array of marketing programs designed to generate brand awarenes, attract and retain qualified value added resellers and inform end users about the advantages of our products. We provide our resellers with a full range of marketing materials, including product specifications, sales literature, software connectivity information and product application notes. We train our resellers how to sell our products and how to answer customers' questions. We advertise in key network systems publications such as SYS Admin, Infostor, Server/Workstation Expert, Integrated Solutions and others, and participate in trade shows. We display our products under the Qualstar brand name at the fall COMDEX trade show, and participate in other trade shows in partnership with our principal suppliers and resellers. We support our marketing and customer service with a website that features comprehensive marketing and product information.

Another element of our marketing plan is our lead registration program. This program awards value added resellers that uncover sales opportunities and promote our products to the end user. In exchange for this effort, the reseller is rewarded with a higher profit margin on that particular sale. The lead registration program gives our reseller partners an advantage over their competitors who purchase from distribution channels.

Our direct sales force conducts seminars targeting end users, often with a sales representative from one of the storage management software vendors. In addition, we conduct sales and technical training classes for our resellers. We also conduct various promotional activities for resellers and end users, including product-specific rebates.

Customer Service and Support

We believe that strong customer service and support is an essential aspect of our business. Our customer service and support efforts consist of the following components:

- *Technical support.* Our technical support personnel are available Monday through Friday during normal business hours. Technical support personnel are available to all customers at no charge by telephone, facsimile and e-mail to answer questions and solve problems relating to our products. Our technical support personnel are trained in all aspects of our products. Our support staff is located at our headquarters in Simi Valley, California. We sell service contracts for on-site service of our tape libraries installed within the United States, which are fulfilled by IBM and Anacomp.
- *Sales engineering.* Our engineers provide both pre-and post-sales support to our resellers. Systems engineers typically become involved in more complex problem-solving situations involving interactions between our products, third-party software, network server hardware and the network operating systems. Systems engineers work with resellers and end users over the telephone and, in certain situations, visit the customer's site.
- *Training.* We offer a product maintenance training program for end users, value added reseller and original equipment manufacturer maintenance personnel. We conduct our training classes at our headquarters, as well as on-site at the locations of our value added resellers or original equipment manufacturers. We also provide videotape of the training classes when it is more practical.
- *Warranty.* The standard warranty period on our tape libraries is three years.

During the first year we offer immediate replacement of defective products at no charge, subject to availability and credit approval of the purchaser. The purchaser is responsible for returning the defective product to us in a timely manner without damage. After the first year, the customer must first ship the tape library to our factory, where we will service the product during the warranty period at no charge. We offer out-of-warranty factory service at a flat fee plus applicable taxes, duties and transportation costs. On library tape drives, we pass the manufacturer-provided warranty on to our reseller. Our 9-track tape drives are warranted for a period of one year. On-site service for library products is available within the United States and most foreign countries for an extra charge. We contract with outside service providers to supply on-site service.

Revenues from the sale of on-site service contracts and out-of-warranty repair have not been significant.

Manufacturing and Suppliers

We manufacture all of our products at our facility in Simi Valley, California. We currently operate four assembly lines during one daily eight-hour shift. As needs require, we have the ability to add a second or third shift to increase our manufacturing capacity.

In order to respond rapidly to sales orders, we build our tape libraries to a semi-finished state in advance of receipt of an order, perform full testing and then place the tape libraries in a holding area until an order is received. Once an order is confirmed, we remove the unit from the holding area, install tape drives and configure the unit to meet the specific requirements of the order, retest and then ship.

The manufacturing cycle to bring the tape libraries to a semi-finished state is approximately five working days. We believe that this capability represents an effective way to control our inventory levels while maintaining the ability to fill specific customer orders in short lead times. We coordinate inventory planning and management with suppliers and customers to match our production to market demand. Once we confirm a product order, we generally ship the product to the customer within one to three working days. We believe this response time is among the fastest in the industry, and gives us a competitive edge. Because we fill the majority of our orders as they are received, our backlog generally is small and is not indicative of future sales.

We select our suppliers carefully based on their ability to provide quality parts that consistently meet our specifications and volume requirements. Inventory planning and management is coordinated closely with suppliers to match our production needs. Many of the components assembled into our libraries are standard off-the-shelf parts, which reduces the risk of part shortages and allows us to maintain inventory of these parts at a minimum. A number of our component parts are not available off the shelf, but are designed to our specifications for integration into our products.

Tape drives and tape recording media are available only from a limited number of suppliers, some of which are sole-source providers. Some of our suppliers compete with us by selling their own tape libraries. The risk of allocation is greater upon the introduction of a new tape drive technology. Any disruption in supplies of tape drives or tape media could delay shipments of our products. We have experienced only one situation involving a limited supply of components. Between January 1999 and January 2000, Sony Electronics, Inc., our sole-source supplier of Advanced Intelligent Tape drives and tape media, was unable to provide us with sufficient quantities of 50 gigabyte tape media to meet our order volume. During this period, our customers generally did not delay purchases of Advanced Intelligent Tape libraries from us because of this shortage, but accepted delivery of tape libraries with a partial shipment of 50 gigabyte tape media or accepted 36 gigabyte tape media, which was available.

Competition

The market for automated tape libraries is intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. Because we offer a broad range of libraries for different tape drive technologies, we tend to have a large number of competitors that differ depending on the particular format and performance level. In addition, because of growth in our marketplace, we anticipate increased competition from other sources, ranging from emerging to established companies, including large original equipment manufacturers, to foreign competition. We compete in a segment of the overall tape library market that focuses on small to mid-range network computing environments. Our principal competitors in this market segment include StorageTek, Quantum/ATL Products, Advanced Digital Information Corporation, Exabyte, Overland Data, and Spectra Logic. Based on revenues, we believe Advanced Digital Information Corporation has a dominant share of this market segment, followed by Exabyte and Overland Data.

Many of our competitors have substantially greater financial and other resources, better name recognition, larger research and development staffs, and more experience and capabilities in manufacturing, marketing and distributing products than we do. Our competitors may develop new technologies and products that are more effective than our products. We are not ISO-9000 certified, unlike some of our competitors, which may limit some customers' ability to purchase our products. However, we do not believe that our current determination not to seek ISO-9000 certification has not affected our sales to date.

As a greater number of competitors introduce products in a particular tape drive technology, the increased competition normally results in price erosion, a reduction in gross margins and a loss of market share for all competitors. We cannot assure you that we will be able to compete successfully against either current or potential competitors or that competition will not cause a reduction in our sales or profit margins. We believe that our ability to compete depends on a number of factors, including the success and timing of new product developments by us and by our competitors, compatibility of our products with a broad range of computing systems, product performance, reliability, price, and customer support. Specifically, we believe that the principal competitive factors in the selection of a tape library include:

- reliability of the robotic assembly that handles the tape cartridges;
- initial purchase price;
- storage capacity;
- speed of data transfer;
- compatibility with existing network operating systems and storage management software;
- after-sale expandability of a tape library to meet increasing storage requirements;
- expected product life and cost of maintenance between failures; and
- physical configuration and power requirements of the library.

We believe our tape libraries compete favorably overall with respect to these factors.

Research and Development

Our research and development team consists of 15 people who have data storage and related industry experience. This team has developed 29 separate tape library models for five different tape formats over the last six years. Our research and development efforts rely on the integration of multiple engineering disciplines to generate products that meet market needs in a competitive and timely fashion.

Successful development of automated tape libraries requires the integration of firmware design, which is the embedded systems software that controls the robotic movement within the library, mechanical design, electronic design and engineering packaging into a single product. Product success also relies on the engineering team's thorough knowledge of each of the different tape drive technologies, as well as SCSI and Fibre Channel interface technologies.

We frequently develop new products in response to the availability of an enhanced or new tape drive technology. As tape drive manufacturers compete in the marketplace, they continually invest in research and development to gain performance leadership either by offering increasingly enhanced versions of their current tape drive products or by introducing an entirely new tape drive technology. We benefit from these industry developments by utilizing the new technology in our products. Our engineers work closely with various tape drive manufacturers through the drive development cycle to assure that reliable tape library and tape drive combinations are brought to market.

The engineering of our tape libraries to utilize common parts across product families gives us the ability to develop and introduce new products quickly. If a new tape drive is an advanced version of one already incorporated in one or more of our products, our time and dollar investment to incorporate the new drive can be relatively small, with the focus being on verification testing. When the form factors differ, the time and investment requirements can grow substantially, and may require development of a new product altogether.

We also develop new products as we identify emerging market needs. Our sales and marketing, product development and engineering teams identify products to fulfill customer and marketplace needs. Our research and development team concentrates on leveraging previous engineering investments into new products. For example, our firmware is based on successive generations of the operating system developed for our first library. We also use common parts in our different library series, and leverage our electro-mechanical and electronic hardware technology from previous products into next generation designs. In some cases, entire subassemblies are transferable, leveraging not only engineering time but also materials purchasing, inventory stocking and manufacturing efforts.

Our research and development expenses were $925,000 in fiscal 1999, $1.0 million in fiscal 2000, and $1.3 million in fiscal 2001. We anticipate increasing our spending on research and development in the future, to increase the flow of new products to market.

Intellectual Property

We rely on copyright protection of our firmware, as well as patent protection for some of our designs and products. We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property provides significant protection from competition. We believe that, because of the rapid pace of technological change in the tape storage industry, patent, copyright, trademark and trade secret protection are less significant than factors such as the knowledge, ability and experience of our personnel, new product introductions and product enhancements. In addition, we believe that establishing and maintaining good relationships with value added resellers and original equipment manufacturer customers, and the compatibility of many storage management software applications with our products, are the most significant factors protecting us from new competitors. In addition, we enter into nondisclosure agreements with our development engineers to protect our technology and designs. However, we do not believe that such protection can preclude competitors from developing substantially equivalent or superior products.

Employees

As of September 26, 2001, we had 106 full-time employees, including 48 in manufacturing, 15 in research and development, 8 in customer service, 18 in sales and marketing, and 17 in finance and administration. We also employ a small number of temporary employees and consultants as needed. We are not a party to any collective bargaining agreement or other similar agreement. We believe that we have a good relationship with our employees.

RISK FACTORS

Our principal competitors devote greater financial and marketing resources to developing and selling automated tape libraries. Consequently, we may be unable to maintain or increase our market share.

We face significant competition in developing and selling automated tape libraries. Rapid and ongoing changes in technology and product standards could quickly render our products less competitive, or even obsolete. We have significantly fewer financial, technical, manufacturing, marketing and other resources than many of our competitors and these limited resources may harm our business in many ways. For example, in recent years several of our competitors have:

- acquired other tape library companies;
- increased the geographic scope of their market;
- offered a wider range of tape library products; and
- acquired proprietary software products that operate in conjunction with their products and the products of their competitors.

In the future, our competitors may leverage their greater resources to:

- develop, manufacture and market products that are less expensive or technologically superior to our products;
- attend more trade shows and spend more on advertising and marketing;
- reach a wider array of potential customers through a broader range of distribution channels;
- respond more quickly to new or changing technologies, customer requirements and standards; or
- reduce prices in order to preserve or gain market share.

We believe competitive pressures are likely to continue. We cannot guarantee that our resources will be sufficient to address this competition or that we will manage costs and adopt strategies capable of effectively utilizing our resources. If we are unable to respond to competitive pressures successfully, our prices and profit margins may fall and our market share may decrease.

We have a limited number of executives. The loss of any single executive or the failure to hire and integrate capable new executives could harm our business.

The success of our business is tied closely to the managerial, engineering and business acumen of our existing executives. William J. Gervais, our President, and Richard A. Nelson, our Vice President of Engineering, conceived and developed most of our tape libraries, have overseen our operations and growth, and have established and maintained our strategic relationships. We expect that they will continue these efforts for the foreseeable future. Our success will depend on the contributions of our operations, marketing and financial personnel. However, our current dependence on a limited number of executives, for whom replacements may be difficult to find, entails a risk that we may not be able to supervise and manage our ongoing operations.

Our suppliers could reduce shipments of tape drives and tape media. If this occurs, we would be forced to curtail production, our revenues could fall and our market share could decline.

Automated tape libraries and related products, such as tape drives and tape media, represented approximately 85.5% of our revenues in fiscal 2000 and approximately 89.3% of our revenues for the fiscal year ended June 30, 2001. We depend on a limited number of third-party manufacturers to supply us with the tape drives and tape media that we incorporate into our automated tape libraries. In some cases, these manufacturers are sole-source providers of these components. One manufacturer, Quantum Corporation, also competes with us by selling its own tape libraries. There can be no assurance that other tape drive manufacturers will not also begin to manufacture libraries.

Historically, some of these suppliers have been unable to meet demand for their products and have allocated their limited supply among customers. If suppliers limit our supply of tape drives or tape media, we may be forced to delay or cancel shipments of our tape libraries. The major supplier risks we face include the following:

- Sony Electronics, Inc. is our sole-source supplier of 8 millimeter Advanced Intelligent Tape tape drives and media. Sony has allocated these tape drives and tape media in the past, and may allocate them again in the future. In the fiscal year ended June 30, 2000 we derived $40.0 million, or 81.0%, of our revenues, and in fiscal 2001 we derived $39.8 million, or 77.1%, of our revenues, from the sale of tape libraries, tape drives, and tape media based on Sony Advanced Intelligent Tape technology. If Sony reduces its sales to us or raises its prices, we could lose revenues and our margins could decline.
- Quantum is our primary supplier of DLT tape drives and competes with us as a manufacturer of automated tape libraries. In the past, Quantum has allocated quantities of tape drives among its customers. It is possible that Quantum will allocate again, and as a result, may be unable to meet our future DLT and tape drive requirements.
- The Linear Tape Open standard is a relatively new tape standard that has been developed by an industry consortium that is intended to compete with 8mm and other half-inch tape drives and media. Manufacturers of tape drives and tape media for new tape formats historically have been unable to meet initial demand and may allocate their supply. This risk is heightened as the LTO consortium is made up of IBM, Hewlett Packard, and Seagate. IBM and Hewlett Packard both manufacture and sell automated tape libraries that utilize LTO tape drives and compete with our products. Therefore, even if we receive adequate allocation, it may be at a price that renders our products uncompetitive.

Our other suppliers have in the past been, and may in the future be, unable to meet our demand, including our needs for timely delivery, adequate quantity and high quality. We do not have long-term supply contracts with any of our significant suppliers. The partial or complete loss of any of our suppliers could result in lost revenue, added costs and production delays or could otherwise harm our business and customer relationships.

Our revenues could decline if we fail to execute our distribution strategy successfully.

We distribute and sell our automated tape libraries through value added resellers and original equipment manufacturers, and intend to continue this strategy for the foreseeable future. Value added resellers integrate our tape libraries with products of other manufacturers and sell the combined products to their own customers. Original equipment manufacturers combine our tape libraries with their own products and sell the combined product under their own brand. We currently devote, and intend to continue to devote, significant resources to develop these relationships. A failure to initiate, manage and expand our relationships with value added resellers or original equipment manufacturers could limit our ability to grow or sustain our current level of revenues.

Our focus on the distribution of our products through value added resellers poses the following risks:

- we may reach fewer customers because we depend on value added resellers to market to end users and these value added resellers may fail to market effectively or fail to devote sufficient or effective sales, marketing and technical support to the sales of our products;
- we may lose sales because many of our value added resellers sell products that compete with our products. These value added resellers may reduce their marketing efforts for our products in favor of products manufactured by our competitors; and
- our costs may increase as value added resellers generally require a higher level of customer support than do original equipment manufacturers.

We depend upon our original equipment manufacturer customers' ability to develop new products, applications and product enhancements that incorporate our products in a timely, cost-effective and customerfriendly manner. We cannot guarantee that our original equipment manufacturer customers will meet these challenges effectively. Original equipment manufacturers typically conduct substantial and lengthy evaluation programs before certifying a new product for inclusion in their product line. We may be required to devote significant financial and human resources to these evaluation programs with no assurance that our products will ever be selected. In addition, even if selected by the original equipment manufacturer, there generally is no requirement that the original equipment manufacturer purchase any particular amount of product or that it refrain from purchasing competing products.

We do not have any exclusive or long-term agreements with our value added resellers or original equipment manufacturers, who purchase our products on an individual purchase order basis. If we lose important value added reseller or original equipment manufacturer customers, if they reduce their focus on our products or if we are unable to obtain additional value added reseller or original equipment manufacturer customers, our business could suffer significant harm.

We rely on tape technology for all of our revenues. Our business will be harmed if demand for storage solutions using tape technology declines or fails to grow as rapidly as we expect.

We derive all of our revenues from products that incorporate some form of tape technology. We expect to derive all of our revenues from these products for the foreseeable future. As a result, we will continue to be subject to the risk of a decrease in revenues if demand for these products declines or if rising prices make it more difficult to obtain them. If storage products incorporating technologies other than tape gain comparable or superior market acceptance, our business could be harmed.

Two customers account for a significant portion of our sales and they have no minimum or long-term purchase commitments. Our revenues and earnings may decrease if we lose business from these customers.

Loronix Information Systems, a division of Comverse Technology Inc., our largest customer, accounted for 21.7% of our revenues during fiscal 2000 and 15.4% of revenues during the year ended June 30, 2001. Stornet, Inc., our largest value added reseller, accounted for 11.5% of our revenues during fiscal 2000 and 13.8% during the year ended June 30, 2001. We cannot assure you that these customers will continue to purchase our products in the quantities they have purchased in the past, or at all. Our revenues and earnings may decrease if any of the following factors were to occur relating to either of these customers:

- the loss of the customer due to competition from other vendors or consolidation;
- substantial cancellations of orders by the customer, or the receipt of orders significantly below historical or anticipated amounts; or
- any financial difficulties of the customer that results in its inability to pay amounts owed to us.

Our revenues and operating results may fluctuate unexpectedly from quarter to quarter, which may cause our stock price to decline.

Our quarterly revenues and operating results have fluctuated in the past, and may fluctuate in the future due to several factors, including:

- reductions in the size, delays in the timing, or cancellation of significant customer orders;
- fluctuations in product mix;
- the timing of the introduction or enhancement of products by us, our original equipment manufacturer customers or our competitors;
- expansions or reductions in our relationships with value added reseller and original equipment manufacturer customers;
- financial difficulties affecting our value added reseller or original equipment manufacturer customers that render them unable to pay amounts owed to us;

- the rate of growth in the data storage market and the various segments within it;
- timing and levels of our operating expenses; and
- availability of tape media.

In addition, our revenues historically have been lower in our second fiscal quarter than in our first fiscal quarter because we typically close for one week during the December holidays.

We believe that period to period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet your expectations or those of public market analysts.

Any unanticipated change in revenues or operating results is likely to cause our stock price to fluctuate since such changes reflect new information available to investors and analysts. New information may cause investors and analysts to revalue our stock and this, in the aggregate, may cause fluctuations in our stock price.

Our lack of significant order backlog makes it difficult to forecast future revenues and operating results.

We normally ship products within a few days after orders are received. Consequently, we do not have significant order backlog and a large portion of our revenues in each quarter results from orders placed during that quarter. Because backlog can be an important indicator of future sales, our lack of backlog makes it more difficult to forecast our future revenues. Since our operating expenses are relatively fixed in the short term, unexpected fluctuations in revenues could negatively impact our quarterly operating results.

We are a small company that is growing rapidly. Rapid growth may strain the capabilities of our managers, operations and facilities, and consequently, could harm our business.

From July 1, 1996 through June 30, 2001, our revenues have grown at a compound annual growth rate of 36.3%. This growth has resulted in, and may possibly create in the future, additional capacity requirements, new and increased responsibilities for management personnel, and added pressures on our operating and financial systems. For example, the disclosure and reporting obligations of being a public company has increased the burden on our limited financial staff and financial systems. Our facilities, personnel and operating and financial systems may be unable to manage and sustain our current or future growth, and additional growth may detract from our ability to respond to new opportunities and challenges quickly. Our ability to manage any future growth effectively will also depend on our ability to hire and retain qualified management, financial, sales and technical personnel. If we are unable to manage growth effectively or hire and retain qualified personnel, our business could be harmed. In addition, to the extent expected revenue growth does not materialize, increases in our selling and administrative costs that are based on anticipated revenue growth could harm our operating results.

If we fail to develop and introduce new tape libraries on a timely and cost-effective basis, or if our products do not contain the features required by the marketplace, we will eventually lose market share and sales to more innovative competitors.

The market for our products is characterized by changing technology and evolving industry standards and is competitive with respect to timely innovation. At this time, the data storage market is particularly subject to change with the emergence of two new technologies:

- *Fibre Channel*, a new method of connecting storage devices to networks, allows users to share information with other storage devices and servers over longer distances and at higher rates of data transfer.
- *Network attached storage* devices allow users to plug storage devices directly into a network without increasing demands on the file server or requiring a separate file server.

Although we currently offer a Fibre Channel interface option for our tape libraries, we have not yet developed products based on network attached storage technology. The introduction of new products utilizing network attached storage or other new or alternative technologies or the emergence of new industry standards could render our existing products obsolete.

Our future success will depend in part on our ability to anticipate changes in technology and to incorporate this technology to develop new and enhanced products on a timely and cost-effective basis. Risks inherent in the development and introduction of new products include:

- the failure of tape drive manufacturers to promote their tape drives adequately, resulting in fewer sales of our libraries which incorporate those tape drives;
- the difficulty in forecasting customer demand accurately;
- our inability to expand production capacity fast enough to meet customer demand;
- the possibility that new products may reduce demand for our current products;
- delays in our initial shipments of new products;
- being placed on supply allocation if our sole-source suppliers underestimate demand for their products or face technical difficulties producing a new product;
- competitors' responses to our introduction of new products;
- the desire by original equipment manufacturer customers to evaluate new products for long periods of time before making a purchase decision;
- difficulties associated with forecasting customer returns of new products and the associated warranty expenses we incur for product returns; and
- the possibility that the market may reject a new technology and products based on that technology.

In addition, we must maintain the compatibility of our products with significant future storage technologies and rely on producers of new storage technologies to achieve and sustain market acceptance of those technologies. Development schedules for automated data storage products are subject to uncertainty, and we may not meet our product development schedules.

If we are unable, for technological or other reasons, to develop products in a timely manner or if the products or product enhancements that we develop are not accepted by the marketplace, our revenues could decline.

The utility of an automated tape library depends partly upon the storage management software which supports the library and integrates it into the user's computing environment to provide a complete storage solution. We do not develop and have no control over the development of this storage management software. Instead we rely on independent software developers to develop and support this software. Accordingly, the continued development and future growth of the market for our products will depend partly upon the success of software developers to meet the overall data storage and management needs of tape library purchasers and our ability to maintain relationships with these firms. Although we do not have contracts with any independent software developers, we maintain relationships with them by:

- supplying evaluation tape libraries so they can qualify their software to work with our tape libraries;
- evaluating their software for compatibility with our tape libraries;
- keeping them informed as to current and contemplated changes to our products; and
- referring business to them when value added resellers or end users inquire about software sources.

Our customers have the right to return our products in certain circumstances. An excessive number of returns may reduce our revenues.

Our customers have 30 days from the date of purchase to return our products to us for any reason. We may otherwise allow product returns if we think that doing so maximizes the effectiveness of our sales channels and promotes our reputation for quality and service.

Although we estimate and reserve for potential returns in our reported financial results, actual returns could exceed our estimates. If the number of returns exceeds our estimates, our financial results could be harmed for the periods during which returns are made.

We may spend money pursuing sales that do not occur when anticipated or at all.

Many of our original equipment manufacturer customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new models of tape libraries. This evaluation process is lengthy and may range from six months to one year or more. This process is complex and may require significant sales, marketing, engineering and management efforts on our part. The process becomes more complex as we simultaneously qualify our products with multiple customers or pursue large orders with a single customer. As a result, we may expend resources to develop customer relationships before we recognize any revenue from these relationships, if at all.

We sell a significant portion of our products to customers located outside the United States. Currency fluctuations and increased costs associated with international sales could make our products unaffordable in foreign markets, which would reduce our revenue or profitability.

Sales to customers located outside the United States accounted for approximately 24.0% of our revenues in fiscal 1999, 25.8% in fiscal 2000, and 28.2% in the fiscal year ended June 30, 2001. We believe that international sales will continue to represent a significant portion of our revenues. Our foreign sales subject us to a number of risks, including:

- political and economic instability may reduce demand for our products or our ability to market our products in foreign countries;
- although we denominate our international sales in U.S. dollars, currency fluctuations could make our products unaffordable to foreign purchasers or more expensive compared to those of foreign manufacturers;
- restrictions on the export or import of technology may reduce or eliminate our ability to sell in certain markets;
- greater difficulty of administering business overseas may increase the costs of foreign sales and support;
- foreign governments may impose tariffs, quotas and taxes on our products;
- longer payment cycles typically associated with international sales and potential difficulties in collecting accounts receivable may reduce the profitability of foreign sales; and
- our current determination not to seek ISO-9000 certification, a widely accepted method of establishing and certifying the quality of a manufacturer's products, may reduce sales.

These risks may increase our costs of doing business internationally and reduce our sales or profitability.

We may have to expend significant amounts of time and money defending or settling product liability claims arising from failures of our tape libraries.

Because our tape library customers use our products to store and backup their important data, we face potential liability for performance problems of our products. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or that exceeds our insurance coverage could reduce our profitability or cause us to discontinue operations.

A failure to develop and maintain proprietary technology may negatively affect our business.

We rely on copyright protection of our firmware, as well as patent protection for some of our designs and products. We also rely on a combination of trademark, trade secret, and other intellectual property laws and various contract rights to protect our proprietary rights. However, we do not believe our intellectual property rights provide significant protection from competition. As a consequence, these rights may not preclude competitors from developing products that are substantially equivalent or superior to our products. In addition, many aspects of our products are not subject to intellectual property protection and therefore can be reproduced by our competitors.

Intellectual property infringement claims brought against us could be time consuming and expensive to defend.

In recent years, there has been an increasing amount of litigation in the United States involving patents and other intellectual property rights. While we currently are not engaged in any material intellectual property litigation or proceedings, we may become involved in these proceedings in the future. We have from time to time and in the future may be subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force us to do one or more of the following:

- stop selling, incorporating or using our products or services that use the challenged intellectual property;
- subject us to significant liabilities to third parties;
- obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or
- redesign those products or services that use the infringed technology, which redesign may be either economically or technologically infeasible.

Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could harm our business.

Undetected software or hardware flaws could increase our costs, reduce our revenues and divert our resources from our core business needs.

Our tape libraries are complex. Despite our efforts to revise and update our manufacturing and test processes to address engineering and component changes, we may not be able to control and eliminate manufacturing flaws adequately. These flaws may include undetected software or hardware defects associated with:

- a newly introduced product;
- a new version of an existing product; or
- a product that has been integrated into a network storage solution with the products of other vendors.

The variety of contexts in which errors may arise may make it difficult to identify the source of a problem. These problems may:

- cause us to incur significant warranty, repair and replacement costs;
- divert the attention of our engineering personnel from our product development efforts;
- cause significant customer relations problems; or
- damage our reputation.

To address these problems, we frequently revise and update manufacturing and test procedures to address engineering and component changes to our products. If we fail to adequately monitor, develop and implement appropriate test and manufacturing processes we could experience a rate of product failure that results in substantial shipment delays, repair or replacement costs or damage to our reputation. Product flaws may also consume our limited engineering resources and interrupt our development efforts. Significant product failures would increase our costs and result in the loss of future sales and be harmful to our business.

Our officers and directors could implement corporate actions that are not in the best interests of our shareholders as a whole.

Our executive officers and directors own beneficially, in the aggregate, approximately 48.2% of our outstanding common stock. As a result, these shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent someone from acquiring or merging with us. The interests of our officers and directors, when acting in their capacity as shareholders, may lead them to:

- vote for the election of directors who agree with the incumbent officers' or directors' preferred corporate policy; or
- oppose or support significant corporate transactions when these transactions further their interests as incumbent officers or directors, even if these interests diverge from their interests as shareholders per se and thus from the interests of other shareholders.

Some provisions of our charter documents may make takeover attempts difficult, which could depress the price of our stock and inhibit your ability to receive a premium price for your shares.

Our board of directors has the authority, without any action by the shareholders, to issue up to 5,000,000 shares of preferred stock and to fix the rights and preferences of such shares. In addition, our articles of incorporation and bylaws contain provisions that eliminate cumulative voting in the election of directors and require shareholders to give advance notice if they wish to nominate directors or submit proposals for shareholder approval. These provisions may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock.

We do not intend to pay dividends and therefore you will only be able to recover your investment in our common stock, if at all, by selling the shares of the stock that you own.

We historically have pursued a policy of reinvesting our earnings in research and development, expanding our value added reseller and original equipment manufacturer relationships, and expanding our manufacturing capabilities. Consequently, we have never paid dividends on our shares of capital stock. We intend to continue this strategy for the foreseeable future to strengthen our financial and competitive position in the tape library markets.

Item 2. Properties

All of our operations are housed in a single building containing approximately 57,000 square feet located in Simi Valley, California. Our lease on this facility expires in February 2011, with an early termination option becoming available in February of 2007. Rent on this facility is $39,000 per month, with step-ups ranging from $2,400 to $2,800 per month every two years.

Item 3. Legal Proceedings

We may be involved in legal proceedings from time to time in the ordinary course of business. However, there are currently no material legal proceedings pending or, to our knowledge, threatened against us.

Item 4. Submision of Matters to a Vote of Shareholders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended June 30, 2001.

MANAGEMENT

Executive Officers

Officers are elected by and serve at the discretion of the board of directors. The executive officers of Qualstar as of September 26, 2001 are:

Name	Age	Position
William J. Gervais	58	Chief Executive Officer, President and Director
Richard A. Nelson	58	Vice President of Engineering, Secretary and Director
Matthew Natalizio	46	Vice President and Chief Financial
Officer Daniel O. Thorlakson	58	Vice President of Operations
Robert K. Covey	53	Vice President of Marketing

Background

William J. Gervais is a founder of Qualstar and has been our President and a director since our inception in 1984, and was elected Chief Executive Officer in January 2000. From 1984 until January 2000, Mr. Gervais also served as our Chief Financial Officer. From 1981 until 1984, Mr. Gervais was President of Northridge Design Associates, Inc., an engineering consulting firm. Mr. Gervais was a co-founder, and served as Engineering Manager from 1976 until 1981, of Micropolis Corporation, a former manufacturer of hard disk drives. Mr. Gervais earned a B.S. degree in Mechanical Engineering from California State Polytechnic University in 1967.

Richard A. Nelson is a founder of Qualstar and has been our Vice President of Engineering, Secretary and a director since our inception in 1984. From 1974 to 1984, Mr. Nelson was self employed as an engineering consultant specializing in microprocessor technology. Mr. Nelson earned a B.S. in Electronic Engineering from California State Polytechnic University in 1966.

Matthew Natalizio has been our Vice President and Chief Financial Officer since January 2000. Prior to joining Qualstar, Mr. Natalizio served as Vice President of Finance and Treasurer from 1994 until 1998, and as Vice President, Operations Support from 1998 through 1999, of Superior National Insurance Group, Inc. From 1988 until 1994, Mr. Natalizio was a Senior Audit Manager for KPMG Peat Marwick LLP. From 1983 through 1988, Mr. Natalizio was an Audit Manager for Ernst & Whinney. Mr. Natalizio received a B.A. degree in Economics from the University of California, Los Angeles in 1977 and became a C.P.A. in 1985.

Daniel O. Thorlakson has been our Vice President of Operations since 1988. From 1983 to 1987, Mr. Thorlakson was President of Qualitech Business Systems, a value added reseller of computer systems, networks and software. Mr. Thorlakson earned a B.S. degree in Mechanical Engineering from the University of Detroit in 1966.

Robert K. Covey has been our Vice President of Marketing since 1994. From 1986 to 1993 Mr. Covey was regional manager of ATG Cygnet, an optical disk library firm. From 1982 to 1985, Mr. Covey served as national sales manager at Micropolis Corporation, a former disk drive manufacturer. Mr. Covey attended Butler University from 1965 to 1968.

PART II

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

Qualstar commenced its initial public offering of common stock on June 23, 2000. Qualstar's common stock is quoted on the Nasdaq Stock Market's National Market (NASDAQ Symbol—QBAK). The following table sets forth the high and low closing sale prices of our common stock as reported by NASDAQ, during the periods indicated:

Period	Date Range	High	Low
Fiscal 2000:			
Fourth Quarter	June 23 – June 30, 2000	$ 7.72	$7.00
Fiscal 2001:			
First Quarter	July 1 – September, 30, 2000	$13.50	$7.00
Second Quarter	October 1 – December 31, 2000	$14.75	$6.00
Third Quarter	January 1 – March 31, 2001	$ 9.13	$5.31
Fourth Quarter	April 1 – June 30, 2001	$ 8.00	$5.94

The approximate number of shareholders of record at September 26, 2001 was 73.

Qualstar has declared no cash dividends during the periods reported. Qualstar does not anticipate paying cash dividends in the foreseeable future, but intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at discretion of our Board of Directors and will be dependent upon Qualstar's financial condition, results of operations, capital requirements, terms of any debt instruments then in effect and such other factors as our Board of Directors may deem relevant at the time.

Use of Proceeds From Sale of Registered Securities

Qualstar's Registration Statement on Form S-1 (Commission File Number 333-96009) for its initial public offering of common stock became effective on June 22, 2000, covering an aggregate of 2,875,000 shares of common stock, including the underwriters' over-allotment option. A total of 2,875,000 shares of common stock was sold at a price of $7.00 per share to an underwriting syndicate led by First Security Van Kasper, Needham & Company, Inc. and Wedbush Morgan Securities. The offering commenced on June 23, 2000 and was completed on July 18, 2000. The initial public offering resulted in gross proceeds of $20.1 million, of which $1.4 million was applied toward underwriting discounts and commissions. Other expenses related to the offering totaled approximately $1.0 million. Net proceeds to Qualstar from the initial public offering were approximately $17.7 million. As of June 30, 2001, all of the net proceeds from the offering were invested in short-term, high-grade interest-bearing securities, certificates of deposit, direct or guaranteed obligations of the U.S. government or high-quality U.S. corporate debt securities.

Item 6. Selected Financial Data

The following selected financial data is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this 10-K. Our historical financial results are not necessarily indicative of results to be expected for any future period.

	Years Ended June 30,				
	1997	1998	1999	2000	2001
	(in thousands, expect per share amounts)				
Statements of Income Data:					
Net revenues	$15,333	$19,155	$29,698	$49,352	$51,572
Cost of goods sold	10,768	12,892	19,058	30,915	33,216
Gross profit	4,565	6,263	10,640	18,437	18,356
Operating expenses:					
Research and development	916	894	925	1,027	1,279
Sales and marketing	1,146	1,277	1,941	2,643	3,399
General and administrative	1,052	1,062	1,267	2,057	3,301
Total operating expenses	3,114	3,233	4,133	5,727	7,979
Income from operations	1,451	3,030	6,507	12,710	10,377
Interest income	21	35	41	54	1,225
Impairment of investment	—	—	—	—	(1,050)
Income before income taxes	1,472	3,065	6,548	12,764	10,552
Provision for income taxes	518	1,132	2,562	4,968	3,824
Net income	954	1,933	3,986	7,796	6,728
Premium paid on redemption of preferred stock	(106)	(147)	—	—	—
Net income applicable to common shareholders	$ 848	$ 1,786	$ 3,986	$ 7,796	$ 6,728
Earnings per share:					
Basic	$ 0.13	$ 0.28	$ 0.60	$ 1.10	$ 0.54
Diluted	$ 0.09	$ 0.19	$ 0.42	$ 0.80	$ 0.53
Shares used to compute earnings per share:					
Basic	6,332	6,404	6,629	7,119	12,372
Diluted	9,065	9,290	9,467	9,742	12,668

	June 30,				
	1997	1998	1999	2000	2001
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 912	$ 798	$ 2,134	$18,976	$20,809
Working capital	5,549	7,213	11,205	33,620	43,382
Total assets	6,967	8,461	12,950	37,984	47,878
Total debt	—	—	—	—	—
Shareholders' equity	5,850	7,614	11,640	35,032	44,689

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our financial statements and notes thereto.

Overview

We design, develop, manufacture and sell automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing environments. We offer tape libraries for multiple tape drive technologies, including those using Advanced Intelligent Tape, DLT, Linear Tape Open, or LTO, quarter inch cartridge tape drives and media.

Many enterprises now routinely manage very large databases, in addition to storing information on local desktop computers. This, coupled with the growth in the amount of data from new sources and applications, is increasing the need for managing and storing data efficiently. Anticipating the increased demand for large libraries, we developed a family of tape libraries over the last six years spanning a broad range of tape formats, prices, capacity and performance. Our product mix has changed over the last four fiscal years as we introduced new products to address additional tape formats and changing customer preferences. For example, we have increased the capacity of our tape libraries as our customers' needs for increased data storage have grown, and we have introduced tape libraries incorporating Advanced Intelligent Tape, LTO and DLT tape drive technologies. We expect our product mix to continue to change in the future in response to emerging tape technologies and changing customer preferences.

We have developed a network of value added resellers who specialize in delivering storage solutions to end users that are installed complete and ready to operate. End users of our products range from small businesses requiring simple automated backup solutions to large organizations needing complex storage management solutions. We also sell our products to original equipment manufacturers. We assist our customers with marketing and technical support.

Our international sales efforts are currently directed from our corporate offices in Simi Valley, California. European and Near and Middle East sales are coordinated through our European sales office in Frankfurt, Germany. We intend to continue to develop our international markets and create additional outlets for our products. All of our international sales are denominated in U.S. dollars. Revenues from sales to customers located outside the United States were $7.1 million, or 24.0% of revenues, in fiscal 1999, $12.6 million, or 25.8% of revenues in fiscal 2000, and $14.5 million, or 28.2% of revenues in fiscal 2001.

Net revenues include revenues from the sale of tape libraries, library tape drives, storage media, and ancillary products. Ancillary revenues include service and repair, net of the cost of any third party service contracts, extended warranty revenues, 9-track tape drives and the resale of 18- and 36-track tape drives manufactured by a third party, which we discontinued selling in June 1999. Automated tape libraries and related products, such as tape drives and tape media, represented approximately 85.5% of revenues in fiscal 2000, and 89.3% of revenues in fiscal 2001. Sales of services and other products accounted for the balance of our revenues.

Gross margins depend on several factors, including the cost of manufacturing, product mix, customer demand and the level of competition. Larger tape libraries provide higher gross margins than do smaller tape libraries primarily because of strong customer demand and less competition. Our gross margins have benefited from a shift in demand towards our larger tape libraries. However, some customers of larger tape libraries desire significant quantities of tape media. Sales of large quantities of tape media partially offset the higher gross margins associated with sales of larger tape libraries because tape media provide significantly lower gross margins than tape libraries. From time to time, we have been unable to meet demand for tape media because of supply constraints. We may experience higher gross margins in quarters when sales of tape media decrease due to supply constraints and lower gross margins in quarters when sales of tape media increase due to greater availability. We expect that our growth in revenues and attractive gross margins will encourage new competitors to enter our marketplace, which may affect our gross margins.

In an effort to increase the flow of new products to market, we expect that research and development costs will increase in fiscal 2002. Our research and development efforts are also focused on improving the feature sets of our existing product lines.

We expect that selling, general and administrative expenses will increase in fiscal 2002 due to higher rent associated with our larger facility, which we occupied in February 2001, higher marketing costs necessary to enter new markets, larger expenditures to further develop our brand identity, and increased costs to attract and retain qualified personnel.

We recorded deferred compensation of approximately $1.7 million in the third quarter of fiscal 2000, representing the difference between the exercise prices of the options and restricted stock awards granted to employees and directors during fiscal 2000 and the deemed fair value for accounting purposes of our common stock on the grant dates. Amortization of the deferred compensation was approximately $227,000 during fiscal 2000 and $437,000 during fiscal 2001, which was recorded as general and administrative expenses in the statements of income. Total deferred compensation amortization will approximate $430,000 in each of fiscal 2002 and 2003, and $201,000 in fiscal 2004.

Results of Operations

The following table reflects, as a percentage of net revenues, statements of income data for the periods indicated:

	Years Ended June 30,		
	1999	2000	2001
Net revenues	100.0%	100.0%	100.0%
Cost of goods sold	64.2	62.6	64.4
Gross margin	35.8	37.4	35.6
Operating expenses:			
Research and development	3.1	2.0	2.5
Sales and marketing	6.5	5.4	6.6
General and administrative	4.3	4.2	6.4
Income from operations	21.9	25.8	20.1
Interest income	0.1	0.1	2.4
Impairment of investment	—	—	(2.0)
Income before income taxes	22.0	25.9	20.5
Provision for income taxes	8.6	10.1	7.4
Net income	13.4%	15.8%	13.1%

Fiscal 2001 Compared to Fiscal 2000

Net Revenues. Revenues are recognized upon shipment of the product to the customer, less estimated returns, for which provision is made at the time of the sale. Revenues for the year ended June 30, 2001 were $51.6 million, an increase of 4.5% compared to net revenues of $49.4 million for the year ended June 30, 2000. This increase in revenues was due primarily to increasing demand for our existing tape library models. Revenues from tape libraries and related media increased to $46.1 million, or 89.3% of revenues, in the year ended June 30, 2001 from $42.3 million, or 85.5% of revenues, in the year ended June 30, 2000. Partially offsetting the increase in revenues from our tape libraries was a decrease of $2.7 million in revenues from our 9-track tape drives to $1.1 million for the year ended June 30, 2001 from $3.8 million in the year ended June 30, 2000. We expect sales of 9-track tape drives to continue to decline, as this product line is near its end of life. Selling prices of our libraries remained relatively stable during fiscal 2001. However, selling prices of tape media and library tape drives declined during the third and fourth quarter of fiscal 2001. The decline in selling prices of tape media and drives was the result of AIT tape drives and media being placed in general distribution by the manufacturer.

Gross Profit. Gross profit was $18.4 million, or 35.6% of revenues, for the year ended June 30, 2001, compared to $18.4 million, or 37.4% of revenues, for fiscal 2000. Cost of goods sold consists primarily of direct labor, purchased parts, depreciation of plant and equipment, rent, utilities, and packaging costs. Although gross profit remained relatively stable, the decrease in gross margin as a percentage of revenues was primarily caused by declines in selling prices of tape media and library tape drives coupled with an increase in sales of those products.

Research and Development. Research and development expenses consist of engineering salaries, benefits, purchased parts and supplies used in development activities. Research and development expenses for the year ended June 30, 2001 increased 24.5% to $1.3 million as compared to $1.0 million for the year ended June 30, 2000. This increase was due primarily to an increase in salaries resulting from an increase in departmental headcount and for research and development of new products and new features of our existing products.

Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, benefits, sales commissions, trade show costs, advertising, technical support and travel related expenses. Sales and marketing expenses increased 28.6% to $3.4 million, or 6.6% of revenues for the year ended June 30, 2001, as compared to $2.6 million, or 5.4% of revenues, for the year ended June 30, 2000. This increase was due primarily to the growth in our sales force and associated increases in salaries and benefits of $486,000, and an increase in sales commissions of $134,000.

General and Administrative. General and administrative expenses include employee salaries and benefits, deferred compensation related to equity incentives, provisions for doubtful accounts and returns, and professional service fees. General and administrative expenses increased to $3.3 million for fiscal 2001 as compared to $2.1 million for fiscal 2000. As a percentage of revenue, general and administrative expenses increased to 6.4% for the year ended June 30, 2001 as compared to 4.2% for the year ended June 30, 2000. The increase in general and administrative expenses were caused by one time expenses of $230,000 associated with the move to our new facility, increased costs of being a publicly traded company such as directors and officers insurance and investor relations expenses, higher rent as the result of our move to a new facility, and higher salaries and benefits for administrative staff. The year ended June 30, 2001 also includes deferred compensation amortization expense of $437,000 related to equity incentives, as compared to only $227,000 of deferred compensation amortization expense in the year ended June 30, 2000.

Impairment of investment. During the fourth quarter of fiscal 2001, we determined that the carrying value of our investment in Chaparral Network Storage, Inc. exceeded its net realizable value as a result of rapid changes in technology and the availability of capital for further development of its family of products. Accordingly, we recognized an allowance in the amount of $1,050,000 to reduce the carrying value of the investment in Chaparral to zero.

Investment income. Investment income increased to $1.2 million in the year ended June 30, 2001 as compared to $54,000 in the year ended June 30, 2000. This increase was due to a full year of investment of the initial public offering proceeds. In addition, net cash generated by our operations in fiscal 2001 was invested in interest bearing securities.

Provision for Income Taxes. The provision for income taxes was $3.8 million, or 36.2% of pre-tax income, for fiscal 2001 compared to $5.0 million, or 38.9% of pre-tax income, for fiscal 2000.

Fiscal 2000 Compared to Fiscal 1999

Net Revenues. Revenues for the year ended June 30, 2000 were $49.4 million, an increase of 66.2% compared to net revenues of $29.7 million for the year ended June 30, 1999. This increase in revenues was due primarily to increasing demand for our existing tape library models. Revenues from tape libraries and related media increased to $42.3 million in the year ended June 30, 2000 from $22.8 million in the year ended June 30, 1999, or 85.5%. Revenues from our 9-track tape drives increased $968,000 to $3.8 million in the year ended June 30, 2000 from $2.8 million for the year ended June 30, 1999. Partially offsetting these increases in revenues from tape libraries and 9-track tape drives was a decline of $2.4 million in revenue from the sale of 18- and 36-track tape drives, which were discontinued in June 1999. Selling prices of our products remained relatively stable during both periods. Despite the increase in revenues from 9-track tape drives during fiscal 2000, we believe that sales of this product will decline over time.

Gross Profit. Gross profit was $18.4 million, or 37.4% of revenues, for the year ended June 30, 2000, compared to $10.6 million, or 35.8% of revenues, for fiscal 1999, representing an increase of 73.3%. Cost of goods sold consists primarily of direct labor, purchased parts, depreciation of plant and equipment, rent, utilities, and packaging costs. The increase in gross margin resulted primarily from a 1.1% decline in labor and other costs as a percentage of revenues, which was partially offset by a 0.9% increase in the cost of material. These changes reflect a shift in our product mix toward larger capacity tape libraries requiring greater amounts of material as compared to the amount of labor, and operating efficiencies resulting from spreading a larger volume of sales over relatively fixed direct and indirect expenses.

Research and Development. Research and development expenses consist of engineering salaries, benefits, purchased parts and supplies used in development activities. Research and development expenses for the year ended June 30, 2000 were $1.0 million as compared to $925,000 for the year ended June 30, 1999. This increase was due primarily to an increase in purchased parts and supplies used in research and development activities.

Sales and Marketing. Sales and marketing expenses consist primarily of employee salaries, benefits, sales commissions, trade show costs, advertising, technical support and travel related expenses. Sales and marketing expenses increased 36.2% to $2.6 million, or 5.4% of revenues for the year ended June 30, 2000, as compared to $1.9 million, or 6.5% of revenues, for the year ended June 30, 1999. This increase was due primarily to the growth in our sales force and associated increases in salaries and benefits of $240,000, and travel related expenses of $125,000, as well as an increase in sales commissions of $191,000 due to an increase in sales.

General and Administrative. General and administrative expenses include employee salaries and benefits, deferred compensation related to equity incentives, provisions for doubtful accounts and returns, and professional service fees. General and administrative expenses as a percentage of revenues for fiscal 1999 and fiscal 2000 were relatively constant. General and administrative expenses were 4.3% of revenues in fiscal 1999 and 4.2% for the year ended June 30, 2000. The year ended June 30, 2000 also includes deferred compensation amortization expense of $227,000 related to equity incentives, while there was no deferred compensation amortization expense in the comparable period of the prior year. Additionally, the provision for doubtful accounts and returns increased $50,000 due to increases in revenues and accounts receivables.

Provision for Income Taxes. The provision for income taxes was $5.0 million, or 38.9% of pre-tax income, for fiscal 2000 compared to $2.6 million, or 39.1% of pre-tax income, for 1999.

Liquidity and Capital Resources

Historically, we have funded our capital requirements with cash flows from operations. Cash flows provided by operating activities were $1.6 million in fiscal 1999, $2.6 million in fiscal 2000, and $6.6 million in fiscal 2001. In each of these periods, operating cash was provided primarily by net income. During fiscal 1999 and 2000, cash flow from operating activities was primarily used to fund increases in receivables and inventory. In fiscal 2001, cash flow from operating activities was primarily used to fund increases in inventories and purchases of marketable securities.

Cash flows used in investing activities were $274,000 in fiscal 1999, $1.1 million in fiscal 2000, and $7.2 million in fiscal 2001. Cash flows used in investing activities in fiscal 2000 related primarily to our investment of $1.1 million for an approximately 1% interest in Chaparral Network Storage, Inc., a provider of Fibre Channel interfaces. Cash flows used in investing activities for fiscal 2001 related primarily to purchases of marketable securities as well as equipment and leasehold improvements.

On June 23, 2000 Qualstar commenced its initial public offering of 2.5 million shares of common stock at $7.00 per share, which closed on June 28, 2000. We received net proceeds of $15.3 million from this offering. Qualstar raised an additional $2.4 million in July 2000, as a result of the underwriters exercising their over allotment option. We have a $750,000 unsecured bank line of credit that expires November 1, 2001, all of which was available as of June 30, 2001. Borrowings under this line of credit bear interest at the bank's reference rate plus 1.25%. Our bank's reference rate, a variable rate, was 9.50% at June 30, 2000 and 6.75% at June 30, 2001.

On September 20, 2000 we entered into a ten-year lease of a new 57,000 square foot facility. The facility is approximately twice as large as our prior facility. We believe the new facility will allow us to improve our manufacturing efficiency and meet our future growth projections. During January of 2001, we moved our production equipment and personnel to the new facility as the first phase of our relocation plan. In February of 2001, the remaining equipment and personnel were moved to the new facility, completing the relocation plan. We incurred capital expenditures of approximately $864,000 for equipment and leasehold improvements associated with the move to our new facility.

We believe that our existing cash and cash equivalents and anticipated cash flows from our operating activities will be sufficient to fund our working capital and capital expenditure needs for at least the next 12 months. We may utilize cash to invest in businesses, products or technologies that we believe are strategic. We regularly evaluate other companies and technologies for possible investment by us. In addition, we have made and expect to make investments in companies with whom we have identified potential synergies. However, we have no present commitments or agreements with respect to any material acquisition of other businesses or technologies.

Item 7a. Qualitative and Quantitative Disclosures about Market Risk

We develop products in the United States and sell them worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. We have no outstanding debt nor do we utilize derivative financial instruments. Therefore, no quantitative tabular disclosures are required.

Item 8. Financial Statements and Supplementary Data

See Index to Financial Statements at page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

The information called for by Part III (Items 10, 11, 12 and 13) of Form 10-K (except information as to Qualstar's executive officers, which information follows Item 4 in this Report) will be included in Qualstar's Proxy Statement which management intends to file with the Securities and Exchange Commission within 120 days after the close of its fiscal year ended June 30, 2001, and is hereby incorporated by reference to such Proxy Statement.

PART IV

Item 14. Exhibits, Financials Statement Schedules and Reports on Form 8-K

(a) (1) The following documents are filed as part of this Report:

Financial Statements—See Index to Financial Statements in Item 8 commencing at F-1 of this Report.

(2) Supplemental Schedule:

Schedule II—Valuation and Qualifying Accounts; Allowance for Doubtful Accounts

All other schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedule, or because the required information is included in the consolidated financial statements or notes thereto.

(b) Reports on Form 8-K. No reports on Form 8-K were filed during the last quarter of the fiscal year ended June 30, 2001.

(c) Exhibits:

Exhibit No.	Description
3.1(1)	Restated Articles of Incorporation.
3.2(1)	Amended and Restated Bylaws.
10.1(1)*	1998 Stock Incentive Plan, as amended and restated.
10.2(1)	Form of Indemnification Agreement.
10.3(2)	Lease agreement between Strategic Performance Fund-II, Inc. and Qualstar Corporation, dated September 20, 2000.
23.1	Consent of Ernst & Young LLP, Independent Auditors.

(1) Incorporated by reference to the designated exhibits to Qualstar's registration statement on Form S-1 (Commission File No. 333-96009), declared effective by the Commission on June 22, 2000.

(2) Incorporated by reference to the designated exhibit to Qualstar's Report on Form 10-Q for the fiscal quarter ended September 30, 2000.

* Each of these exhibits constitutes a management contract, compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to Item 14(c) of this report.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Qualstar Corporation

We have audited the accompanying balance sheets of Qualstar Corporation as of June 30, 2000 and 2001, and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed at the index in Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Qualstar Corporation at June 30, 2000 and 2001, and the results of its operations and its cash flows for the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Woodland Hills, California
August 17, 2001

QUALSTAR CORPORATION

BALANCE SHEETS
(in thousands)

	June 30, 2000	June 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$18,976	$20,809
Marketable securities	—	6,278
Accounts receivable, net of allowances of $470 in 2000 and 2001	7,276	6,379
Inventories	8,657	10,632
Prepaid expenses and other current assets	186	400
Prepaid income taxes	765	927
Deferred income taxes	652	1,041
Total current assets	36,512	46,466
Property and equipment, net	377	1,126
Investment in equity securities	1,050	—
Other assets	45	286
Total assets	$37,984	$47,878
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,341	$ 2,374
Accrued payroll and related liabilities	393	227
Other accrued liabilities	158	483
Total current liabilities	2,892	3,084
Deferred income taxes	60	105
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 5,000 shares authorized; no shares issued	—	—
Common stock, no par value; 50,000 shares authorized, 12,164 and 12,601 shares issued and outstanding as of June 30, 2000 and 2001, respectively	18,400	20,691
Deferred compensation	(1,534)	(1,061)
Notes from directors	(617)	(512)
Accumulated other comprehensive income	—	60
Retained earnings	18,783	25,511
Total shareholders' equity	35,032	44,689
Total liabilities and shareholders' equity	$37,984	$47,878

See accompanying notes

QUALSTAR CORPORATION

STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Years Ended June 30,		
	1999	2000	2001
Net revenues	$29,698	$49,352	$51,572
Cost of goods sold	19,058	30,915	33,216
Gross profit	10,640	18,437	18,356
Operating expenses:			
Research and development	925	1,027	1,279
Sales and marketing	1,941	2,643	3,399
General and administrative	1,267	2,057	3,301
Total operating expenses	4,133	5,727	7,979
Income from operations	6,507	12,710	10,377
Interest income	41	54	1,225
Impairment of investment	—	—	(1,050)
Income before provision for income taxes	6,548	12,764	10,552
Provision for income taxes	2,562	4,968	3,824
Net income	$ 3,986	$ 7,796	$ 6,728
Earnings per share:			
Basic	$ 0.60	$ 1.10	$ 0.54
Diluted	$ 0.42	$ 0.80	$ 0.53
Share used to compute earnings per share:			
Basic	6,629	7,119	12,372
Diluted	9,467	9,742	12,668

See accompanying notes

QUALSTAR CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Series A Nonredeemable Preferred Stock		Common Stock		Deferred Compensation	Notes From Directors	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount	Shares	Amount					
Balances at July 1, 1998	881	$431	6,497	$ 182	$ —	$ —	$—	$ 7,001	$ 7,614
Exercise of stock options	—	—	159	40	—	—	—	—	40
Deferred compensation related to stock options	—	—	—	58	(58)	—	—	—	—
Net income	—	—	—	—	—	—	—	3,986	3,986
Balances at June 30, 1999	881	431	6,656	280	(58)	—	—	10,987	11,640
Initial public offering, issuance of common stock	—	—	2,500	15,272	—	—	—	—	15,272
Exercise of stock options	—	—	413	114	—	—	—	—	114
Directors' notes	—	—	—	—	—	(600)	—	—	(600)
Sale of restricted stock to directors	—	—	216	600	—	—	—	—	600
Deferred compensation related to stock options and restricted stock	—	—	—	1,703	(1,703)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	227	—	—	—	227
Conversion of preferred stock to common stock	(881)	(431)	2,379	431	—	—	—	—	—
Accrued interest on directors' note	—	—	—	—	—	(17)	—	—	(17)
Net income	—	—	—	—	—	—	—	7,796	7,796
Balances at June 30, 2000	—	—	12,164	18,400	(1,534)	(617)	—	18,783	35,032
Exercise of stock options	—	—	62	43	—	—	—	—	43
Initial public offering, issuance of common stock	—	—	375	2,284	—	—	—	—	2,284
Amortization of deferred compensation	—	—	—	—	437	—	—	—	437
Forfeiture of unvested stock options	—	—	—	(36)	36	—	—	—	—
Accrued interest on directors' notes	—	—	—	—	—	(35)	—	—	(35)
Principal payments on directors' notes	—	—	—	—	—	140	—	—	140
Comprehensive income:									
Net income	—	—	—	—	—	—	—	6,728	6,728
Unrealized gains on investments	—	—	—	—	—	—	60	—	60
Comprehensive income									6,788
Balances at June 30, 2001	—	—	12,601	$20,691	$(1,061)	$(512)	$ 60	$25,511	$44,689

See accompanying notes

QUALSTAR CORPORATION

STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended June 30,		
	1999	2000	2001
OPERATING ACTIVITIES:			
Net income	$3,986	$ 7,796	$ 6,728
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	205	152	237
Deferred income taxes	(187)	(235)	(344)
Provision for bad debts and returns	259	50	118
Amortization of deferred compensation	—	227	437
Loss on disposal of property and equipment	6	—	—
Impairment of investment	—	—	1,050
Accrued interest on directors' notes	—	(17)	(35)
Changes in operating assets and liabilities:			
Accounts receivable	(2,330)	(2,411)	779
Inventories	(490)	(4,006)	(1,975)
Prepaid expenses and other assets	8	(160)	(455)
Prepaid income taxes	(337)	(420)	(162)
Accounts payable	186	1,594	33
Accrued payroll and related liabilities	140	26	(166)
Other accrued liabilities	124	3	325
Net cash provided by operating activities	1,570	2,599	6,570
INVESTING ACTIVITIES:			
Purchases of equipment and leasehold improvements	(274)	(93)	(986)
Purchase of investments in equity securities	—	(1,050)	—
Purchases of marketable securities	—	—	(7,233)
Proceeds from the sale of marketable securities	—	—	1,015
Net cash used in investing activities	(274)	(1,143)	(7,204)
FINANCING ACTIVITIES:			
Principal and interest payments on directors' notes	—	—	140
Proceeds from issuance of common stock, net of offering costs	—	15,272	2,284
Proceeds from exercise of stock options	40	114	43
Net cash provided by financing activities	40	15,386	2,467
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,336	16,842	1,833
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	798	2,134	18,976
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,134	$18,976	$20,809
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Income taxes paid	$3,088	$ 5,619	$ 4,330

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business

Qualstar Corporation ("Qualstar") was incorporated in California in 1984 to develop and manufacture IBM compatible 9-track reel-to-reel tape drives for the personal computer and workstation marketplaces. Since 1995, Qualstar has focused its efforts on designing, developing, manufacturing and selling automated magnetic tape libraries used to store, retrieve and manage electronic data primarily in network computing and surveillance environments. Tape libraries consist of high-performance cartridge tape drives, storage arrays of tape cartridges and robotics to move the tape cartridges from their storage locations to the tape drives under software control. Qualstar's libraries provide storage solutions for organizations requiring backup, recovery, and archival storage of critical electronic information. Qualstar's tape libraries are compatible with commonly used network operating systems, including UNIX, Windows NT, NetWare, and Linux and a wide range of storage management software. Qualstar offers tape libraries for multiple tape drive technologies, including those using Linear Tape Open, Advanced Intelligent Tape, DLT, and quarter-inch cartridge tape media.

Stock Split and Initial Public Offering

In connection with Qualstar's initial public offering, on March 13, 2000 the Board of Directors approved a 2.7-for-1 stock split of Qualstar's common stock, which became effective March 29, 2000. All references in the accompanying financial statements to the number of shares of common stock and per common share amounts have been retroactively adjusted to reflect the stock split. In addition, Qualstar's capital structure was changed, effective as of March 29, 2000, to reflect 50,000,000 authorized shares of common stock and to authorize an additional 5,000,000 shares of preferred stock. The Board of Directors has authority to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares of preferred stock without any future vote or action by the shareholders.

On June 23, 2000 Qualstar commenced its initial public offering. In the offering Qualstar sold 2.5 million shares of common stock at $7.00 per share and received net proceeds of $15.3 million. In July 2000, Qualstar sold an additional 375,000 shares of common stock resulting in proceeds of $2.4 million, net of underwriters' commission, as a result of the underwriters' exercising their over-allotment provisions of the underwriting agreement. All outstanding Series A Preferred Stock automatically converted into common stock on June 28, 2000 at a ratio of 2.7-for-1, resulting in the issuance of 2.4 million shares of common stock.

Cash and Cash Equivalents

Qualstar classifies as cash equivalents only cash and those investments that are short term, highly liquid, readily convertible to cash, and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Concentration of Credit Risk, Other Risks and Significant Customers

Qualstar sells its products primarily through a variety of market channels including original equipment manufacturers (OEM) and value added resellers (VAR) located worldwide. Ongoing credit evaluations of customers' financial condition are performed by Qualstar and generally collateral is not required. Credit losses have been within management's expectations and potential uncollectable accounts have been provided for in the financial statements.

Sales to customers located outside of the United States represented, 24.0% of net revenues in 1999, 25.8% of net revenues in 2000, and 26.9% of net revenues in 2001. Revenues from Qualstar's two largest customers were 32.1%, 33.2% and 29.2% for the years ended June 30, 1999, 2000 and 2001, respectively. At June 30, 2000 and 2001 the largest customers' accounts receivable balance totaled 26.2% and 19.3% of total accounts receivable, respectively.

Marketable Securities

Marketable securities consist primarily of high-quality U.S. corporate securities. These securities are classified in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities which Qualstar has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale. All of Qualstar's marketable securities were classified as available-for-sale at June 30, 2001. Qualstar did not own marketable securities as of June 30, 2000.

Available-for-sale securities are recorded at market value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity until realized. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings when the underlying securities are sold and are derived using the specific identification method for determining the cost of securities sold.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or market.

Suppliers

Sales and costs of goods sold related to products purchased from one large supplier totaled approximately 33.0% and 41.0%, respectively, of total sales and cost of goods sold for the year ended June 30, 1999. Sales and costs of goods sold related to products purchased from one large supplier totaled approximately 48.0% and 59.7%, respectively, of total sales and cost of goods sold for the year ended June 30, 2000. Sales and costs of goods sold related to products purchased from one large supplier totaled approximately 45.4% and 57.6%, respectively, of total sales and cost of goods sold for the year ended June 30, 2001.

Property and Equipment

Property and equipment is depreciated using the straight-line method over the estimated useful lives (3 to 7 years) of the individual assets. Leasehold improvements are amortized over the estimated useful lives, or the term of the related leases, whichever is shorter, using the straight-line method.

Investment in Common Stock

In November 1999, Qualstar purchased an approximate 1% interest in Chaparral Network Storage, Inc. (Chaparral) for an aggregate purchase price of $1,050,000. This investment is accounted for under the cost method. Chaparral designs and manufactures RAID controllers and intelligent storage routers for tape library applications.

During the fourth quarter of fiscal year 2001, management determined the carrying value of the investment in Chaparral exceeded its net realizable value as a result of rapid changes in technology and the availability of capital for further development of its family of products. Accordingly, management determined an allowance in the amount of $1,050,000 was necessary to reduce the carrying value of the investment in Chaparral to its estimated net realizable value. The related charge is included in the statement of income as an impairment of investment.

Long-Lived Assets

Qualstar reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate the carrying amount of any asset may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. If an impairment is indicated, the amount of the loss to be recorded is based upon an estimate of the difference between the carrying amount and the fair value of the asset. Fair value is based upon discounted cash flows expected to result from the use of the asset and its eventual disposition and other valuation methods. Qualstar has identified no impairment losses of long-lived assets during the periods presented.

Revenue Recognition

Revenues are recognized upon shipment of the product to the customer and when collectibility is reasonably assured, less estimated returns for which provisions are made at the time of sale. The provision for estimated returns is made based on known claims and estimates of additional returns based on historical data. Revenues from technical support services and other services are recognized at the time the services are performed.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulleting No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides guidance for revenue recognition under various circumstances. The accounting and disclosures prescribed by SAB 101 were effective in the fourth quarter of Qualstar's fiscal year ending June 30, 2001 and retroactive to the beginning of the fiscal year. The effects of the adoption were not material to its financial position or results of operations.

Shipping and Handling Costs

Qualstar generally records all charges for outbound shipping and handling as revenue. All outbound shipping and fulfillment costs are classified as costs of goods sold.

Warranty Costs

Qualstar generally provides warranties for its products ranging from one to three years. With respect to drives and tapes used in Qualstar's products, but manufactured by a third party, Qualstar passes on to the customer the warranty on such drives and tapes provided by the manufacturer. A provision for costs related to warranty expense is recorded when revenue is recognized, which is estimated based on historical warranty costs incurred.

Research and Development

All research and development costs are charged to expense as incurred. These costs consist primarily of engineering salaries, outside consultant fees, prototype materials and applicable overhead expenses of personnel directly involved in the design and development of new products.

Advertising

Qualstar expenses all costs of advertising and promotion as incurred. Advertising and promotion expenses for the years ended June 30, 1999, 2000 and 2001 were $390,000, $470,000 and $426,000, respectively.

Accounting for Stock Based Compensation

Employee stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant. Qualstar generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. Qualstar has adopted the disclosure-only provisions of the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

In March 2000, the FASB issued Financial Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation—an Interpretation of APB Opinion No. 25" or FIN 44. FIN 44 clarifies the definition of an employee for the purpose of applying APB No. 25, the criteria for determining whether a stock plan qualifies as a noncompensatory stock plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was generally effective July 1, 2000 and the adoption of FIN 44 has not had a material effect on Qualstar's financial statements.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS 109, "Accounting for Income Taxes." Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Comprehensive Income

Comprehensive income is accounted for according to SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income includes unrealized gains and losses on debt and equity securities classified as available-for-sale and included as a component of shareholders' equity.

Earnings Per Share

Qualstar calculates earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average common shares outstanding plus dilutive securities or other contracts to issue common stock as if these securities were exercised or converted to common stock.

The following table sets forth the calculation for basic and diluted earnings per share for the periods indicated:

	Year Ended June 30,		
	1999	2000	2001
	(in thousands)		
Earnings:			
Net income	$3,986	$7,796	$6,728
Shares:			
Weighted average shares for basic earnings per share	6,629	7,119	12,372
Conversion of Series A Preferred Stock	2,379	2,376	—
Stock options and restricted stock	459	247	296
Weighted average shares for diluted earnings per share	9,467	9,742	12,668

Segment Information

Based on the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and the manner in which the Chief Operating Decision Maker analyzes the business, Qualstar has determined that it does not have separately reportable operating segments.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short term nature of these financial instruments.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Inventories

Inventories consist of the following *(in thousands)*:

	June 30,	
	2000	2001
Raw materials	$7,624	$ 9,001
Finished goods	1,033	1,631
	$8,657	$10,632

3. Property and Equipment

The components of property and equipment are as follows *(in thousands)*:

	June 30,	
	2000	2001
Leasehold improvements	$ 23	$ 535
Furniture and fixtures	518	725
Machinery and equipments	1,542	1,768
	2,083	3,028
Less accumulated depreciation and amortization	(1,706)	(1,902)
	$ 377	$ 1,126

4. Credit Facility

Qualstar has an unsecured line of credit with a bank which allows for borrowings of up to $750,000 at the bank's reference rate (9.50% as of June 30, 2000 and 6.75% as of June 30, 2001), plus 1.25%. The line of credit agreement expires on November 1, 2001. As of June 30, 2000 and 2001, the Company had not borrowed against the line of credit.

5. Income Taxes

The provision for income taxes for the years ended June 30, 1999, 2000 and 2001, is comprised of the following *(in thousands)*:

	Year Ended June 30,		
	1999	2000	2001
Current:			
Federal	$2,222	$4,171	$3,414
State	527	1,032	754
	2,749	5,203	4,168
Deferred:			
Federal	(173)	(207)	(256)
State	(14)	(28)	(88)
	(187)	(235)	(344)
	$2,562	$4,968	$3,824

The provision for income taxes was reduced by the utilization of approximately $16,000 of research and development tax credits in 1999.

The following is a reconciliation of the statutory federal income tax rate to Qualstar's effective income tax rate:

	Year Ended June 30,		
	1999	2000	2001
Statutory federal income tax expense	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	5.1	4.9	4.3
Other	—	—	(2.1)
	39.1%	38.9%	36.2%

The tax effect of temporary differences resulted in deferred income tax assets (liabilities) at June 30, 2000 and 2001, as follows *(in thousands)*:

	June 30,	
	2000	2001
Deferred tax assets:		
Allowance for bad debts and returns	$201	$ 201
Reserve for Chaparral investment	—	450
Capitalized inventory costs	38	42
State income taxes	351	264
Other accruals	62	84
Total deferred tax assets	652	1,041
Deferred tax liability:		
Depreciation	(60)	(105)
	$592	$ 936

No valuation reserve was established at June 30, 2000 and 2001, based on the Company's expectations to realize the deferred tax asset.

6. Series A Preferred Stock

At June 30, 1999, 880,800 shares of preferred stock had been issued as Series A Preferred Stock. Each share of Series A Preferred Stock was convertible into 2.7 shares of common stock and automatically converted into 2.4 million shares of common stock upon completion of Qualstar's initial public offering.

7. Stock Option Plans

Qualstar adopted a stock option plan in 1985 under which incentive stock options and nonqualified stock options could be granted for an aggregate of no more than 1,350,000 shares of common stock. Under the terms of the plan, incentive stock options and nonqualified options could be issued at an exercise price of not less than 100% and 85%, respectively, of the fair market value of common stock as determined by the board of directors on the date of grant. Options are exercisable in annual installments as specified in each stock option agreement. Incentive stock options and nonqualified stock options terminate as specified in each option agreement, but no later than ten years after the date of grant unless an extension is granted by the board of directors. The stock option plan expired on March 27, 1995. No new shares may be granted under the plan after that date; however, outstanding stock options may be exercised in accordance with their terms.

Qualstar adopted a new stock option plan in 1998 (1998 Stock Incentive Plan) under which incentive and nonqualified stock options could be granted for an aggregate of no more than 270,000 shares of common stock. During fiscal 2000, Qualstar amended and restated the 1998 stock option plan to increase the pool of options and shares of restricted stock that could be granted for an aggregate of no more than 1,215,000 shares of common stock. Under the terms of the plan, options could be issued at an exercise price of not less than 100% of the fair market value of common stock as determined by the board of directors (or board appointed administrator) on the date of grant. If an incentive stock option is granted to an individual owning more than 10% of the total combined voting power of all stock, the exercise price of the option may not be less than 110% of the fair market value of the underlying shares on the date of grant. Options are exercisable in annual installments and terminate as specified in each option agreement, but terminate no later than ten years after the date of grant.

The following table summarizes all stock option activity *(in thousands, except per share amounts)*:

	Stock Options	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding at July 1, 1998	710	$0.15 – 0.56	$0.29
Granted	27	1.11	1.11
Exercised	(159)	0.22 – 0.56	0.25
Cancelled	(16)	0.56	0.56
Outstanding at June 30, 1999	562	0.22 – 1.11	0.34
Granted	137	2.78	2.78
Exercised	(413)	0.22 – 0.56	0.28
Outstanding at June 30, 2000	286	0.22 – 2.78	1.60
Granted	84	9.38	9.38
Exercised	(62)	0.22 – 2.78	0.68
Cancelled	(52)	0.56 – 9.38	3.46
Outstanding at June 30, 2001	256	$0.22 – 9.38	$4.00

	Options Outstanding at June 30, 2001			Options Exercisable at June 30, 2001	
Exercise Price Range	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$0.22	32	0.9	0.22	32	0.22
$0.56	24	6.8	0.56	24	0.56
$2.78	132	8.5	2.78	28	2.78
$9.38	68	9.1	9.38	—	9.38

On January 14, 2000, each of Qualstar's four non-employee directors were granted and purchased 54,000 shares of restricted stock pursuant to the 1998 Stock Incentive Plan at a price of $2.78 per share. Each director paid for the shares with a promissory note in the amount of $150,000 secured by the purchased shares. Interest on the notes accrues at the rate of 6.21% and is payable annually. Payments of principal on the notes are due in four equal annual installments beginning in January 2002. Qualstar, solely at its discretion, has the right to repurchase each director's restricted shares at the original purchase price upon termination of service for any reason. Qualstar's repurchase right lapses and the shares vest ratably over four years based upon each year of service as a director.

On January 14, 2000, Qualstar granted stock options to purchase a total of 137,700 shares under the 1998 Stock Incentive Plan at an exercise price of $2.78 per share. These stock options vest over a four year period.

Upon issuance of the restricted stock and granting of stock options in January 2000, Qualstar recorded a deferred compensation charge of $1.7 million related to both the option and restricted stock awards for the difference between the exercise price and the deemed fair market value for accounting purposes on the date of the grant. The deferred compensation recorded is being amortized over the four year vesting period, which resulted in compensation expense of $227,000 in fiscal 2000 and $437,000 in fiscal 2001.

If Qualstar recognized employee stock option-related compensation expense in accordance with SFAS 123 and used the minimum value method for grants prior to Qualstar's initial public offering and the Black-Scholes model afterward for determining the weighted average fair value of options granted during 1999, 2000 and 2001, its pro forma net income would have been $4.0 million, $7.8 million, and $6.6 million, respectively. The pro forma basic income per share would have been $0.60, $1.09, and $0.53 for 1999, 2000, and 2001 respectively. The pro forma diluted income per share would have been $0.42, $0.80, and $0.52 for 1999, 2000 and 2001, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net income for 1999, 2000 and 2001 is not representative of the pro forma effect on net income or loss in future years because compensation expense in future years will reflect the amortization of a larger number of stock options granted in several succeeding years.

In computing the pro forma compensation expense under SFAS 123, a weighted-average fair value of $0.94 for 1999, $5.59 for 2000, and $5.88 for 2001 stock option grants was estimated at the date of grant using the minimum value option pricing model before Qualstar's initial public offering and the Black Scholes model afterward with the following assumptions.

	1999	2000	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	6.0%	6.5%	6.5%
Expected life of options	5 years	5 years	5 years
Volatility	—	—	69.0%

8. Commitments

During fiscal year 2001, Qualstar entered into a new lease agreement for a facility located in Simi Valley, California. The lease agreement expires in February of 2011, with an early termination option becoming available in February of 2007. The annual rent for the lease is $464,000, with step-ups ranging from $28,000 to $34,000 every two years. Future minimum lease payments under this lease are as follows:

Year ending	Minimum lease payment
2002	$ 464,000
2003	476,000
2004	492,000
2005	505,000
2006	522,000
Thereafter	2,587,000
	$5,046,000

Rent expense (including equipment rental) for the years ended June 30, 1999, 2000, and 2001, was $202,000, 209,000 and $366,000, respectively.

Qualstar may be involved in litigation and other legal matters from time to time in the normal course of business. However, there currently are no material proceedings pending or, to the knowledge of management, threatened against Qualstar.

9. Geographic Information

Information regarding revenues attributable to the Qualstar's primary geographic operating regions is as follows *(in thousands)*:

	Year Ended June 30,		
	1999	2000	2001
Revenues:			
North America	$23,032	$37,789	$37,700
Europe	4,504	7,594	9,850
Asia	1,380	3,642	3,754
Other	782	327	268
	$29,698	$49,352	$51,572

The geographic classification of revenues is based upon the location of the customer. Qualstar does not have any significant long-lived assets outside of the United States.

10. Benefit Plans

Qualstar has a voluntary deferred compensation plan (the Plan) qualifying for treatment under Internal Revenue Code Section 401(k). All employees are eligible to participate in the Plan following 90 days of employment and may contribute up to 15% of their compensation. Qualstar may make matching contributions at a rate of 25% up to 6% of the amount contributed by eligible participants at the discretion of management. Qualstar's contributions under the Plan totaled $27,000, $33,000 and $44,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

11. Related Party Transactions

Qualstar's outside counsel became a member of its board of directors, in January 2000. During the year ended June 30, 2000, Qualstar paid $429,000 to the law firm in which the director is a shareholder, of which $407,000 related to its initial public offering. During the year ended June 30, 2001, Qualstar paid $175,000 to the law firm in which the director is a shareholder, of which $70,000 related to the initial public offering with the remainder for general business purposes.

12. Quarterly Results of Operations (unaudited)

	Three Months Ended			
	September 30,	December 31,	March 31,	June 30,
	(in thousands, except per share amounts)			
Fiscal 2000:				
Net sales	$11,430	$11,092	$12,374	$14,456
Gross profit	4,328	4,214	4,398	5,497
Net income	1,879	1,711	1,900	2,306
Net earnings per share:				
Basic	$ 0.28	$ 0.25	$ 0.27	$ 0.30
Diluted	0.20	0.18	0.19	0.23
Fiscal 2001:				
Net sales	$13,853	$15,510	$11,106	$11,103
Gross profit	5,121	5,745	3,710	3,780
Net income(1)	2,313	2,298	1,345	772
Net earnings per share:				
Basic	$ 0.19	$ 0.19	$ 0.11	$ 0.06
Diluted	0.18	0.18	0.11	0.06

(1) As discussed in Note 1 to these financial statements, net income during the fourth quarter of fiscal year 2001 was adversely affected due to a $1,050,000 reserve established by management to reduce the carrying value of the investment in Chaparral to zero.

[THIS PAGE INTENTIONALLY LEFT BLANK]

QUALSTAR CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
ALLOWANCE FOR DOUBTFUL ACCOUNTS
For the Years Ended June 30, 1999, 2000, and 2001

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions (1)	Balance at End of Period
Year Ended June 30, 1999	$165,000	$259,000	$—	4,000	$420,000
Year Ended June 30, 2000	420,000	152,000	—	102,000	470,000
Year Ended June 30, 2001	470,000	118,000	—	118,000	470,000

(1) Uncollectible accounts written off, net of recoveries.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 27, 2001

QUALSTAR CORPORATION

By: /s/ WILLIAM J. GERVAIS
William J. Gervais, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM J. GERVAIS William J. Gervais	Chief Executive Officer, President and Director (principal executive officer)	September 27, 2001
/s/ RICHARD A. NELSON Richard A. Nelson	Vice President, Engineering Secretary and Director	September 27, 2001
/s/ MATTHEW NATALIZIO Matthew Natalizio	Vice President and Chief Financial Officer (principal financial and accounting officer)	September 27, 2001
Bruce E. Gladsone	Director	September 27, 2001
/s/ TRUDE C. TAYLOR Trude C. Taylor	Director	September 27, 2001
/s/ ROBERT E. RICH Robert E. Rich	Director	September 27, 2001
/s/ ROBERT T. WEBBER Robert T. Webber	Director	September 27, 2001

QUALSTAR CORPORATION
Corporate and Shareholder Information

Board Of Directors

William J. Gervais
Chief Executive Officer and
President of Qualstar Corporation

Richard A. Nelson
Vice President of Engineering and
Secretary of Qualstar Corporation

Bruce Gladstone
Executive Vice President,
2K Sounds, Inc.

Robert E. Rich
Attorney,
Stradling Yocca Carlson & Rauth

Trude Taylor
Principal, TC Associates,
a private investment firm

Robert T. Webber
Private Investor

Executive Officers

William J. Gervais
Chief Executive Officer, President

Richard A. Nelson
Vice President of Engineering
and Secretary

Daniel O. Thorlakson
Vice President of Operations

Matthew Natalizio
Vice President and
Chief Financial Officer

David L. Griffith
Vice President of
Business Development

Robert K. Covey
Vice President of Marketing

Legal Counsel

Stradling Yocca Carlson & Rauth
Newport Beach, California

Independent Auditors

Ernst & Young LLP
Woodland Hills, California

Registrar and Transfer Agent

Shareholders with questions about transferring stock, replacing lost or stolen certificates or other matters related to stock ownership should contact:

Corporate Stock Transfer, Inc.
3200 Cherry Creek Drive South
Suite 430
Denver, CO 80209
303-282-4800

Market Information

Nasdaq National Market
Symbol: QBAK

Investor Relations

Matthew Natalizio
805-583-7744

Website Address

www.qualstar.com

Annual Meeting

The annual meeting of shareholders will be held at the Grand Vista Hotel, 999 Enchanted Way, Simi Valley, CA 93065 on February 5, 2002 at 10:00 a.m.



Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, CA 93063

Fax. 805.583.7749
Tel. 805.583.7744
800.468.0680

E-mail:
investor@qualstar.com

Website:
www.qualstar.com

Nasdaq National Market:
QBAK

QUALSTAR®

JAN 30 2002

December 21, 2001

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Qualstar Corporation to be held on Tuesday, February 5, 2002, at the Grand Vista Hotel located at 999 Enchanted Way, Simi Valley, California 93065, beginning at 10:00 a.m. Pacific Time.

At this meeting you will be asked to elect six directors to serve a term of one year. We urge you to read the attached Notice of Annual Meeting and Proxy Statement, which contains detailed information about management's nominees and other matters related to the Annual Meeting. In addition to the formal business to be conducted, management will report on developments of the past year and respond to questions and comments of general interest to shareholders.

It is important that your shares be represented. Therefore, even if you presently plan to attend the Annual Meeting, please complete, sign and date and promptly return the enclosed proxy card in the envelope provided. If you do attend the Annual Meeting and wish to vote in person, you may withdraw your proxy at that time.

I look forward to seeing you at the Annual Meeting.

Sincerely,

William J. Gervais

William J. Gervais
Chief Executive Officer and President

QUALSTAR CORPORATION
3990-B Heritage Oak Court
Simi Valley, California 93063

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on February 5, 2002

NOTICE IS HEREBY GIVEN that Qualstar's Annual Meeting of Shareholders (the ''Annual Meeting'') will be held at the Grand Vista Hotel located at 999 Enchanted Way, Simi Valley, California 93065, on Tuesday, February 5, 2002, at 10:00 a.m. Pacific Time, for the following purposes:

1. To elect six directors to serve one year terms expiring at the next Annual Meeting of Shareholders, or until their successors have been duly elected and qualified; and
2. To transact any other business as may properly come before the Annual Meeting and any adjournment thereof.

Shareholders of record at the close of business on December 17, 2001, are entitled to notice of, and to vote at, the Annual Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Annual Meeting in person.

By Order of the Board of Directors

Richard A. Nelson
Secretary

Simi Valley, California
December 21, 2001

YOUR VOTE IS IMPORTANT. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING YOU SHOULD COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD, AND RETURN IT IN THE PREADDRESSED ENVELOPE PROVIDED. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

QUALSTAR CORPORATION

3990-B Heritage Oak Court
Simi Valley, California 93063

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
To be held on February 5, 2002

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Qualstar Corporation, a California corporation, for use at the Annual Meeting of Shareholders of the Company to be held on Tuesday, February 5, 2001, at 10:00 a.m. Pacific Time. The Annual Meeting will be held at the Grand Vista Hotel located at 999 Enchanted Way, Simi Valley, California 93065. This Proxy Statement and the accompanying proxy are first being mailed to shareholders on or about December 21, 2001.

Voting and Solicitation of Proxies

On December 17, 2001, the record date with respect to this solicitation, 12,600,751 shares of our common stock were outstanding. No other securities are entitled to vote at the Annual Meeting. Only shareholders of record on such date are entitled to notice of and to vote at the Annual Meeting and at any adjournment thereof. Each shareholder of record is entitled to one vote for each share held as of the record date on all matters to come before the Annual Meeting and at any adjournment thereof.

Quorum. The holders of a majority of the outstanding shares of our common stock, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual Meeting. We count proxies marked ''withhold authority'' as to any director nominee or ''abstain'' as to a particular proposal as well as broker non-votes for purposes of determining the presence or absence of a quorum at the Annual Meeting for the transaction of business.

Vote Required. The six director nominees receiving the highest number of affirmative votes of the shares present or represented by proxy and entitled to vote will be elected as directors. Accordingly, proxies marked ''withhold authority'' and broker non-votes will have no effect in determining which directors receive the highest number of votes. The approval of any other matter that properly comes before the Annual Meeting will require the affirmative votes of a majority of the shares present or represented and entitled to be voted at the Annual Meeting.

The shares represented by all valid proxies received will be voted in accordance with the instructions specified therein. Unless otherwise directed in the proxy, the persons named therein will vote **FOR** the election of each of the director nominees named below. As to any other business that may properly come before the Annual Meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment. We presently do not know of any other business which will be presented for consideration at the Annual Meeting.

Solicitation. Proxies for use at the Annual Meeting are being solicited by our Board of Directors. Proxies will be solicited principally by mail. If desirable, to ensure a quorum at the Annual Meeting, our officers, directors, agents and employees may contact shareholders, banks, brokerage houses and others, by telephone, facsimile or in person to request that proxies be furnished. Qualstar will bear all expenses incurred in connection with this solicitation. These costs include reimbursements to banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding proxy materials to beneficial owners of our common stock. However, officers, directors and employees will not receive additional compensation for these services.

Revocability of Proxies

An executed proxy may be revoked at any time before its exercise by delivering to the Secretary of Qualstar a written notice of revocation or a duly executed proxy bearing a later date. Prior to the date of the Annual Meeting, any notice of revocation or subsequent proxy must be delivered to our Secretary at 3990-B Heritage Oak Court, Simi Valley, California 93063, the principal executive office of Qualstar. On the date of the Annual Meeting, such notice or subsequent proxy should be delivered in person at the Annual Meeting prior to the time of the vote. Accordingly, the execution of the enclosed proxy will not affect a shareholder's right to vote in person should such shareholder find it convenient to attend the Annual Meeting and desire to vote in person, so long as the shareholder has revoked his or her proxy prior to its exercise in accordance with these instructions.

ELECTION OF DIRECTORS

(Proposal 1)

In accordance with Qualstar's bylaws, the number of directors constituting the Board of Directors is currently fixed at six. All six directors are to be elected at the Annual Meeting and will hold office until the next Annual Meeting of Shareholders and until their respective successors are elected and have qualified. It is intended that the persons named in the enclosed proxy will, unless such authority is withheld, vote for the election of the six nominees proposed by the Board. In the event that any of them should become unavailable prior to the Annual Meeting, the proxy will be voted for a substitute nominee or nominees designated by the Board, or the number of directors may be reduced accordingly. All of the nominees named below have consented to being named herein and to serve if elected. The Board has no reason to believe that any of the nominees will be unable to serve.

The following table provides information regarding the nominees, their ages, the year in which each first became a director of Qualstar, their principal occupations or employment during the past five years, directorships held with other public companies, and other biographical data:

Name and Age	Business Experience During Last Five Years and Other Directorships
William J. Gervais (58)	*William J. Gervais* is a founder of Qualstar, has been our President and a director since our inception in 1984, and was elected Chief Executive Officer in January 2000. From 1984 until January 2000, Mr. Gervais also served as our Chief Financial Officer. From 1981 until 1984, Mr. Gervais was President of Northridge Design Associates, Inc., an engineering consulting firm. Mr. Gervais was a co-founder, and served as Engineering Manager from 1976 until 1981, of Micropolis Corporation, a former manufacturer of hard disk drives. Mr. Gervais earned a B.S. degree in Mechanical Engineering from California State Polytechnic University in 1967.
Richard A. Nelson (58)	*Richard A. Nelson* is a founder of Qualstar and has been our Vice President of Engineering, Secretary and a director since our inception in 1984. From 1974 to 1984, Mr. Nelson was self employed as an engineering consultant specializing in microprocessor technology. Mr. Nelson earned a B.S. in Electronic Engineering from California State Polytechnic University in 1966.
Bruce E. Gladstone (66)	*Bruce E. Gladstone* has been a director of Qualstar since 1994. Since April 2000, Mr. Gladstone has served as Executive Vice President of 2KSounds, Inc., a company engaged in the production and distribution of music. In 1997, Mr. Gladstone was a co-founder of ComCore Semiconductor, a fabless semiconductor company, and served as its Vice President and as a director from 1997 until its sale in 1998. From 1996 until 1997, Mr. Gladstone was a consultant in the area of high technology startup companies. In 1990, Mr. Gladstone co-founded Chronology Corporation, a company that provides tools for electronic engineers, and served as an executive officer and director from 1990 until 1995. During the period 1974 through 1990, Mr. Gladstone founded and served as chief executive officer and president of three companies providing electronic engineering and software development tools. Mr. Gladstone began his career in electrical engineering and received B.S. and M.S. degrees in Engineering from the University of California, Los Angeles in 1957 and 1962.
Robert E. Rich (51)	*Robert E. Rich* has served as a director of Qualstar since January 2000. Mr. Rich has been engaged in the private practice of law since 1975 and has been a shareholder of Stradling Yocca Carlson & Rauth, legal counsel to

Name and Age	Business Experience During Last Five Years and Other Directorships
	Qualstar, since 1984. Mr. Rich received a B.A. degree in Economics from the University of California, Los Angeles in 1972 and his J.D. degree from the University of California, Los Angeles in 1975.
Trude C. Taylor (79)	*Trude C. Taylor* served as a director of Qualstar from October 1989 until December 1995, and rejoined our board in January 2000. Since 1984, Mr. Taylor has been a principal of TC Associates, a private investment firm. Mr. Taylor served as Chairman of the Board, Chief Executive Officer and a director of Zehntel Corporation, an automatic electronic test equipment manufacturer, from 1984 until 1988. Mr. Taylor was a founder and served as Chief Executive Officer, President and a director of EM&M Corporation, a computer components and memory products company, from 1961 until 1984, and served as its Chairman of the Board from 1984 until 1986. Mr. Taylor served on the board of directors of Xylan Corporation until it was acquired by Alcatel S.A. in 1999, and currently serves on the board of directors of Plantronics, Inc. Mr. Taylor also serves as a trustee of Harvey Mudd College, and as an arbitrator for the New York Stock Exchange and the National Association of Securities Dealers, Inc. Mr. Taylor received a B.S. degree in Mechanical Engineering from the University of California, Los Angeles in 1949, and an M.B.A. degree from Harvard University in 1951.
Robert T. Webber (60)	*Robert T. Webber* has served as a director of Qualstar since January 2000. Prior to his retirement in 1999, Mr. Webber was employed for 32 years by Lockheed-Martin Skunk Works and its predecessors, where he served in various positions, most recently as Chief Engineer and Division Manager for the Systems Requirements & Analysis Division. Mr. Webber currently serves on the executive board of the National Defense Industrial Association's Combat Survivability Division, a professional trade association. Mr. Webber received a B.S. degree in Engineering from the University of California, Los Angeles in 1963 and an M.B.A. degree from Pepperdine University in 1971.

INFORMATION REGARDING THE BOARD AND ITS COMMITTEES

Board Committees and Meetings

During the fiscal year ended June 30, 2001, our Board of Directors met four times. Each incumbent director attended at least 75% of the aggregate of all meetings of the Board of Directors and the committees of the Board, if any, on which he served during fiscal 2001. There are no family relationships among any of the directors or executive officers of Qualstar.

Our Board has two committees: the Audit Committee and the Compensation Committee.

The *Audit Committee* is comprised of Bruce E. Gladstone, Trude C. Taylor and Robert T. Webber. The Audit Committee oversees management's fulfillment of its financial reporting and disclosure responsibilities and its maintenance of an appropriate internal control system. It also recommends the appointment of our independent public accountants and oversees the activities of our financial reporting function. All members of the Audit Committee are non-employee directors and satisfy National Association of Securities Dealers, Inc. standards with respect to independence, financial expertise and experience.

The Audit Committee has a written charter that specifies its responsibilities and the Audit Committee believes that it fulfills its charter. The Board of Directors, upon the recommendation of the Audit Committee, approved the charter in response to the audit committee requirements adopted by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. A copy of the Audit Committee Charter is attached as Exhibit A to this proxy statement.

The Audit Committee held five meetings during fiscal 2001. To ensure independence, the Audit Committee also meets separately with our independent public accountants and members of management.

The *Compensation Committee* is comprised of Bruce E. Gladstone, Trude C. Taylor and Robert T. Webber. The Compensation Committee reviews and recommends the salaries and bonuses of our executive officers, establishes compensation and incentive plans for our executive officers, and determines other fringe benefits. The Compensation Committee held three meetings during fiscal 2001.

We do not have a nominating committee. Instead, the Board, as a whole, identifies and screens candidates for membership on the Board.

Compensation of Directors

Each of our non-employee directors receives $2,000 per quarter as compensation for his service on the Board, and is reimbursed for expenses incurred in connection with attendance at Board meetings. Non-employee directors who serve on a committee of the Board also receive $500 for each committee meeting attended, excluding telephonic meetings, that is held on a day when the full Board is not also meeting. We have in the past granted non-employee directors options to purchase shares of our common stock pursuant to our 1985 Stock Option Plan. Directors are eligible to receive options and rights to purchase restricted stock under our 1998 Stock Incentive Plan. In January 2000, we granted to each of our four non-employee directors the right to purchase 54,000 shares of restricted stock at a price of $2.78 per share, which each director purchased with a full-recourse promissory note. We have the right to repurchase a director's restricted shares at the original purchase price upon termination of his service for any reason. Our repurchase right lapses and the director's shares vest at the rate of 25% per year of service following the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock as of December 7, 2001 for:

- each person (or group of affiliated persons) who we know beneficially owns more than 5% of our common stock;
- each of our directors and nominees for election to the Board;
- each of the named executive officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Except as indicated by footnote, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options currently exercisable or exercisable within 60 days of December 7, 2001, are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The address for those individuals for which an address is not otherwise indicated is: c/o Qualstar Corporation, 3990-B Heritage Oak Court, Simi Valley, California 93063.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Shares Outstanding
William J. Gervais	2,969,850	23.5%
Richard A. Nelson	2,097,750	16.6%
Daniel O. Thorlakson	177,100	1.4%
Robert K. Covey	182,200	1.4%
Matthew Natalizio(1)	63,600	0.5%
Bruce E. Gladstone(2)	54,000	0.4%
Robert E. Rich(2)	131,400	1.0%
Trude C. Taylor(2)	201,920	1.6%
Robert T. Webber(2)	108,000	0.9%
All directors and officers as a group (10 persons)(3)	5,985,820	47.3%

(1) Includes 48,600 shares subject to stock options that are currently exercisable or exercisable within 60 days of December 7, 2001.

(2) Includes 40,500 shares that we have the right to repurchase if the shareholder's service on our board of directors terminates. Our repurchase right lapses as to 13,500 shares for each year of service on the board and will fully lapse as of January 14, 2004.

(3) Includes 48,600 shares subject to stock options that are currently exercisable or exercisable within 60 days of December 7, 2001, and an aggregate of 162,000 shares subject to a right of repurchase in favor of Qualstar which lapses as to 54,000 shares each year and will fully lapse as of January 14, 2004.

EXECUTIVE COMPENSATION

The following table summarizes all compensation earned by our Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal year ended June 30, 2001. These individuals are referred to as our named executive officers in other parts of this proxy statement. The amounts shown below under ''All Other Compensation'' represent matching contributions under our 401(k) plan.

Summary Compensation Table

Name and Principal Position	Annual Compensation			Long Term Compensation Awards	
	Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)
William J. Gervais	2001	$148,000	—	—	—
Chief Executive Officer and President	2000	145,600	$40,000	—	—
	1999	138,400	25,000	—	—
Richard A. Nelson	2001	133,200	—	—	$2,002
Vice President of Engineering	2000	131,040	20,000	—	1,376
	1999	126,720	15,000	—	1,354
Daniel O. Thorlakson	2001	169,000	—	—	2,027
Vice President of Operations	2000	166,400	25,000	—	1,444
	1999	155,600	20,000	—	1,434
Robert K. Covey	2001	152,000	—	—	1,670
Vice President of Marketing	2000	149,760	15,000	—	1,481
	1999	152,540	10,000	—	1,483
Matthew Natalizio(1)	2001	154,600	—	—	1,367
Vice President and Chief Financial Officer	2000	69,240	15,000	97,200	574

(1) Mr. Natalizio became an employee of Qualstar on January 10, 2000.

Option Grants

We did not grant any stock options to our named executive officers during the fiscal year ended June 30, 2001.

Options Exercised and Fiscal Year-End Values

The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended June 30, 2001, the number of shares covered by both exercisable and unexecisable options as of June 30, 2001, and the value of unexercised in-the-money options held by our named executive officers as of June 30, 2001.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at June 30, 2001		Value of Unexercised In-the-Money Options at June 30, 2001(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
William J. Gervais	—	—	—	—	—	—
Richard A. Nelson	—	—	—	—	—	—
Daniel O. Thorlakson	—	—	—	—	—	—
Robert K. Covey	—	—	—	—	—	—
Matthew Natalizio	—	—	24,300	72,900	$91,611	$274,833

(1) Represents the closing sale price of our common stock on June 29, 2001 ($6.55), less the exercise price per share, multiplied by the number of shares subject to the options held by the named executive officer.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

During the fiscal year ended June 30, 2001, the members of the Compensation Committee of our Board of Directors were Bruce E. Gladstone, Trude C. Taylor and Robert T. Webber. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors.

REPORT OF THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Introduction

The Compensation Committee of the Board of Directors is composed of three non-employee directors. The Compensation Committee is responsible for reviewing and establishing proposed levels of executive officer compensation, including base salaries, bonuses and stock option grants. The Committee then submits its specific recommendations to the full Board for its approval. The following report is submitted by the Compensation Committee and the full Board of Directors.

Compensation Philosophy

Qualstar's compensation program is intended to attract, retain, motivate and reward highly qualified executives who are expected to manage both the short-term and long-term success of Qualstar. The level of compensation that is paid to executive officers is based on both the performance of Qualstar and the individual officer. Qualstar's performance is judged primarily upon the results and profitability for the immediately preceding fiscal year. Individual performance is measured based on an evaluation of the executive officer's particular responsibilities, his performance in the prior year, and his general management skills.

Compensation Program

Qualstar's compensation program for executive officers consists of cash compensation, both fixed and variable, and, if the situation warrants, equity based compensation. The principal elements of this program are the following:

Salary. The base salary component of an executive officer's compensation is intended to reward the executive for normal levels of performance, as opposed to the bonus component which is intended to compensate for performance exceeding expected levels. When reviewing base salaries, the Committee will consider the following factors: (1) individual performance, (2) the performance of Qualstar and the extent to which the executive contributed to that performance, and (3) the executive's level of responsibility and prior experience. The Committee will also review published information regarding the compensation of executives at companies comparable to Qualstar to ascertain whether or not Qualstar's compensation rates are both competitive and reasonable. Lastly, the CEO's evaluation of the performance and his recommendation regarding the compensation of other executive officers is also considered.

Bonus Compensation. Based on the quality of Qualstar's financial performance over time and over the immediately preceding year, as well as the performance of each individual executive officer, the Committee determines whether a cash bonus should be awarded to an executive and, if so, also the amount of the bonus to be awarded. The recommendation of the CEO is also considered in determining the amount of any bonus.

In view of the only modest financial performance of Qualstar during the fiscal year ended June 30, 2001, the Compensation Committee and the full Board decided not to award any bonuses to executive officers for fiscal 2001.

Stock Options. In order to align the financial interests of executive officers with those of the shareholders, the Board of Directors grants stock options to its executives on a periodic basis. Options are granted with an exercise price equal to the market value of Qualstar's shares on the date of grant. Since the financial reward provided by stock options will be dependent on appreciation in the market value of Qualstar's shares, stock options effectively reward executives only for performance that results in improved market performance of our common stock, which directly benefits all shareholders. Generally, the number of shares included in each stock option grant is determined based on an evaluation of the executive's importance to the future performance of Qualstar, as well as his past performance. Options are granted on terms that provide that they will become exercisable (or "vest") in annual or other periodic installments (such as, for example, 25%

per year over four years), so that if an executive's employment is terminated, whether by Qualstar or by the executive, prior to the full vesting of the options, the unvested portion terminates automatically, thereby creating an incentive for the executive to remain in Qualstar's employ for at least the vesting period.

Members of the Board of Directors	Members of the Compensation Committee
William J. Gervais	Bruce E. Gladstone
Richard A. Nelson	Trude C. Taylor
Bruce E. Gladstone	Robert T. Webber
Robert E. Rich	
Trude C. Taylor	
Robert T. Webber	

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2000 each of our four non-employee directors purchased 54,000 shares of restricted stock pursuant to our 1998 Stock Incentive Plan at a price of $2.78 per share, which was the fair market value of our stock on the date of grant as determined by our board of directors. Each director paid for his shares with a full-recourse promissory note in the amount of $150,000, secured by a pledge of the purchased shares. Payments of principal on the notes are due in four equal annual installments commencing on the second anniversary of the date of the note. Interest on the notes accrues at the rate of 6.21%, and is payable annually. As of September 30, 2001, the remaining principle balances owed under these promissory notes were $150,000 by Mr. Gladstone, $112,500 by Mr. Rich, $112,500 by Mr. Taylor, and $112,500 by Mr. Webber.

STOCK PRICE PERFORMANCE GRAPH

The following graph compares the total cumulative return to our shareholders on shares of Qualstar's common stock during the period from June 23, 2000 (the date of our initial public offering) through November 30, 2001, with the cumulative total returns of the Nasdaq Stock Market Composite Index and the Nasdaq Computer Manufacturers' Index. The graph assumes that the value of the investment in Qualstar's common stock and each index was $100.00 on June 23, 2000.



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QBAK
NASDAQ Computer Mfg. Index
NASDAQ Composite Index

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Qualstar's executive officers and directors, and persons who beneficially own more than ten percent of Qualstar's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC and the National Association of Securities Dealers, Inc. Executive officers, directors and persons who beneficially own more than ten percent of Qualstar's common stock are required by SEC regulations to furnish Qualstar with copies of all Section 16(a) forms they file.

Based solely upon our review of the copies of reporting forms furnished to Qualstar, and written representations that no other reports were required, we believe that all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 applicable to directors, officers and any persons holding more than ten percent of Qualstar's common stock with respect to the fiscal year ended June 30, 2001, were satisfied on a timely basis.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors is composed of three non-employee directors who satisfy the requirements of the National Association of Securities Dealers, Inc. with respect to independence, financial expertise and experience. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which is attached as Exhibit A to this proxy statement.

The role of the Audit Committee is to oversee the Company's financial reporting processes on behalf of the Board of Directors. Management of the Company has the primary responsibility for the Company's financial statements as well as the Company's financial reporting processes, principles and internal controls. The independent auditors are responsible for performing an audit of the Company's financial statements and expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles.

In this context, the Audit Committee: (a) has reviewed and discussed with management and Ernst & Young LLP, the Company's independent auditors, the audited financial statements for the fiscal year ended June 30, 2001; (b) has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees); (c) has received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with them their independence from the Company and its management; (d) has considered whether the independent auditors' provision of non-audit services is compatible with maintaining their independence; and (e) has discussed with management and the independent auditors the adequacy of the Company's internal controls.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving accounting or auditing. In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by management of the Company and by the independent auditors. As a result, the Audit Committee's oversight and the review and discussions referred to above do not assure that management has maintained adequate financial reporting processes, principles and internal controls, that the Company's financial statements are accurate, that the audit of such financial statements has been conducted in accordance with generally accepted auditing standards, or that the Company's auditors meet the applicable standards for auditor independence.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on SEC Form 10-K for the fiscal year ended June 30, 2001, for filing with the Securities and Exchange Commission.

Members of the Audit Committee

Bruce E. Gladstone
Trude C. Taylor
Robert T. Webber

INDEPENDENT ACCOUNTANTS

Ernst & Young LLP, independent accountants, audited Qualstar's financial statements for the fiscal year ended June 30, 2001. Representatives of Ernst & Young LLP will be present at the Annual Meeting to respond to appropriate questions and will be given an opportunity to make a statement if they so desire.

Fees Paid to Independent Accounts. Fees paid to Ernst & Young LLP for the fiscal year ended June 30, 2001 were comprised of the following:

Audit fees	$ 92,000
Financial information systems design and implementation fees	$ 0
All other fees*	$115,000

* Consists primarily of income tax consulting, planning and return preparation, and other operationa consulting projects.

SHAREHOLDER PROPOSALS

Proposals to be Included in Our Proxy Statement

A shareholder who wishes to have a proposal considered for inclusion in our proxy statement for action at the next Annual Meeting of Shareholders must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. The proposal must be in writing and be received by the Secretary of Qualstar at our principal place of business no later than August 23, 2001.

Advance Notice Procedures

If a shareholder desires to have a proposal acted upon at the next Annual Meeting of Shareholders that is not included in our proxy statement in accordance with SEC Rule 14a-8, or if a shareholder desires to nominate someone for election to our Board of Directors, the shareholder must follow the procedures outlined in our bylaws. Our bylaws provide that in order for a shareholder proposal to be considered at an annual meeting of shareholders, written notice of the proposal must be received by the Secretary of Qualstar generally not less than 60 days nor more than 90 days prior to the anniversary of the preceding year's annual meeting of shareholders. The notice must contain information required by our bylaws, including a description of the proposal and any material interest of the shareholder relating to such proposal.

In order to nominate someone for election to our Board of Directors at an annual meeting of shareholders, written notice of the proposed nomination must be received by the Secretary of Qualstar not less than 60 days nor more than 90 days prior to the anniversary of the preceding year's annual meeting of shareholders. The notice must contain information required by our bylaws regarding the shareholder and the nominee, as well as information required to be included in a proxy statement by SEC rules and regulations.

Accordingly, in order for a shareholder proposal or nomination to be considered at the next Annual Meeting of Shareholders, a written notice of the proposal or the nomination, which includes the information required by our bylaws, must be received by the Secretary of Qualstar between November 7, 2002 and December 7, 2002.

A copy of the full text of the bylaw provisions containing the advance notice procedures described above may be obtained upon written request to the Secretary of Qualstar at our principal place of business.

December 21, 2001

By Order of the Board of Directors

Richard A. Nelson
Secretary

EXHIBIT A

Qualstar Corporation
Audit Committee Charter

Purpose

The purpose of this Charter is to:

- establish the Audit Committee of the Board of Directors of Qualstar Corporation (Qualstar or the "Company"),
- define the Audit Committee's financial oversight responsibilities,
- meet the audit committee requirements established by the Securities and Exchange Commission, and
- meet the audit committee requirements established by the National Association of Securities Dealers, Inc.

Statement of Policy

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its responsibilities to the Company's shareholders, potential shareholders, and the investment community regarding the quality and integrity of the financial information developed through the Company's accounting systems and reporting practices. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, independent auditors, and the financial management of the Company. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of Qualstar and has the power to retain outside counsel, or to engage experts for this purpose.

Organization

The Audit Committee shall be comprised of at least three directors who are independent of management. Members of the Audit Committee shall be considered independent if they have no relationship to Qualstar that may interfere with the exercise of their independence from management and the Company. All Audit Committee members will be financially literate, and at least one member will have accounting or related financial management expertise. The Audit Committee will review this Charter annually, for appropriateness and adequacy, and will recommend any changes it believes are appropriate to the Board of Directors.

Responsibilities

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting processes on behalf of the Board of Directors. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. In carrying out its financial oversight responsibilities, the Audit Committee's policies and procedures should remain flexible in order to best react to changing conditions and circumstances. The following are the principal recurring processes of the Audit Committee. The processes described are a guide with the understanding the Audit Committee may modify and supplement them, as it considers appropriate.

- The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of Qualstar's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and recommend to the Board of Directors the selection of the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and Qualstar, and the matters included in the written disclosures required by the Independence Standards

Board. Annually, the Audit Committee shall review and recommend to the Board of Directors the selection of Qualstar's independent auditors.

- The Audit Committee shall discuss with the independent auditors the overall scope and plans for their audit, including the adequacy of the staffing and compensation. Also, the Audit Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial reporting controls, including Qualstar's system to monitor and manage business risk, legal and ethical compliance programs. Further, the Audit Committee shall meet separately with the independent auditors, with and without management present, to discuss the results of their examination, the competency of the Company's financial/accounting staff and the cooperation provided to the auditors during their examination.

- The Audit Committee shall review the interim financial statements with management and the independent auditors prior to the filing of Qualstar's quarterly report on Form 10-Q. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards. The chair of the Audit Committee may represent the entire Audit Committee for the purpose of the review.

- The Audit Committee shall review with management and the independent auditors the financial statements to be included in Qualstar's annual report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Audit Committee by the independent auditors under generally accepted auditing standards and report and recommend any changes to the Board of Directors.

- The Audit Committee shall prepare a report to be included in Qualstar's proxy statements. The Audit Committee's report shall state whether:

  A. The Audit Committee has reviewed and discussed the audited financial statements with management;

  B. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as may be amended or supplemented;

  C. The Audit Committee has received from the auditors the written disclosures and the letter regarding the auditors' independence required by Independence Standards Board Standard No. 1, as may be amended or supplemented, and has discussed with the auditors the auditors' independence; and

  D. Based upon the review and discussions noted above, it has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.